                                                                       EXHIBIT 1

                         THE INDUSTRIAL DEVELOPMENT BANK
                               OF ISRAEL LIMITED

                              FINANCIAL STATEMENTS
                              FOR THE PERIOD ENDED
                               SEPTEMBER 30, 2006
                                   (UNAUDITED)

                THE INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED
                      SEPTEMBER 30, 2006 REPORT (UNAUDITED)

CONTENTS

                                                                PAGE

Report of the Board of Directors                                  2

Management Review                                                17

Certifications of the General Manager and the Comptroller        23

Condensed Financial Statements and Annexes                       25

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This is a translation from the Hebrew and has been prepared for convenience only. In the case of any discrepancy, the Hebrew will prevail.
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THE INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED
REPORT OF THE BOARD OF DIRECTORS FOR SEPTEMBER 30, 2006

At the meeting of the Board of Directors of the Industrial Development Bank of
Israel Ltd. that was held on November 28, 2006 it was resolved to approve the
Bank's unaudited financial statements as of September 30, 2006. The financial statements are presented in accordance with the directives of the Supervisor of
Banks and the data is stated in reported amounts.

ECONOMIC DEVELOPMENTS

The economic data published in recent months indicate a slowdown in the growth rate of the Israeli market which will apparently reach a rate of 4.5%. The data related to the third quarter of the year indicate a decline in the gross national product of 0.3% when compared to the second quarter of the year. This decline is smaller than the initial assessments of the degree of the impact of the fighting in the north of Israel during the second half of July and the beginning of August. Foreign trade data indicate that industrial exports have maintained their pre-July 2006 level and the growth trend in the export of agricultural produce continues. The level of local demand was not significantly impaired. Based on the published data, it would seem that the only area of activity that was negatively impacted in a prolonged manner by the fighting was the tourism industry. This industry underwent an impressive recovery during the two years that preceded the fighting in the north. The recovery was hampered as a result of the fighting in the north and there is a fear that the damage to incoming tourism will be prolonged.

The last-known Israeli Consumer Price Index rose during the first nine months of
2006 by 1.5%. The indices in respect of September 2006 and October 2006 which were published subsequent to the balance sheet date declined sharply by a total of 1.6%. The dominant factors that contributed to the sharp decline in the Index in September and October were the appreciation of the exchange rate of the shekel and the decrease in the price of crude oil.

In the monetary area, at the end of July 2006 the Bank of Israel raised the interest rate by 0.25%, leaving the Bank of Israel interest rate at 5.50% per annum as of the end of October. Following the appreciation of the shekel exchange rate and the sharp decline in the Consumer Price Index, the Bank of
Israel rate was reduced by 0.25% to an annual rate of 5.25%.

PRESENTED BELOW IS DATA REGARDING THE EFFECT OF THE INCREASE IN THE LAST
PUBLISHED CPI AND THE RATES OF DEVALUATION (APPRECIATION) OF THE SHEKEL IN
RELATION TO PRINCIPAL CURRENCIES:

                                                                                                        FOR THE YEAR
                                                THREE MONTHS ENDED            NINE MONTHS ENDED             ENDED
                                                   SEPTEMBER 30,                SEPTEMBER 30,            DECEMBER 31
                                                2006           2005           2006           2005           2005
                                                ----           ----           ----           ----           ----
                                                  %              %              %              %              %
                                                ----           ----           ----           ----           ----

Increase in last published CPI                   0.2            1.4            1.5            1.9            2.7
Rate of devaluation (appreciation) in the
 shekel in relation to the dollar, nominal      (3.1)           0.5           (6.5)           6.7            6.8
Rate of devaluation (appreciation) in the
 shekel in relation to the euro, nominal        (3.3)             -            0.2           (6.0)          (7.3)
Rate of devaluation (appreciation) in the
 shekel in relation to the yen, nominal         (5.7)          (1.7)          (7.0)          (3.3)          (6.7)

FORWARD LOOKING INFORMATION

Part of the information included in this report, which does not relate to historical facts, constitutes forward looking information as defined in the
Securities Law - 1968.

The actual results of the Bank and future developments in its affairs may be significantly different from those included or described in the forward looking information, due to a large number of factors including, inter alia, future decisions regarding the affairs of the Bank by the Government of Israel or by the Bank of Israel, additional restrictions imposed on the Bank's activities, changes in the condition of the Bank's customers or in the condition of the collaterals for their debts, and changes in the business environment in which the Bank and its customers operate.

Forward looking information is characterized by words such as "intention",
"likely", "might", "evaluation", "can be assumed", and so forth. These forward looking terms involve risks and uncertainty since they are based on evaluations of management regarding future events that may not occur or may occur differently than expected.

The information presented below is based, inter alia, on the evaluations of management of the Bank regarding various matters discussed in the directors'
report.

The Bank does not undertake to publish an update to the forward looking information included in this report, including in respect of the effect on this information of circumstances or events that occur after the date of publishing the report.

PRINCIPAL DEVELOPMENTS IN THE BANK IN RECENT YEARS

Due to increased withdrawals of deposits during the third quarter of 2002, the
Bank experienced severe liquidity problems, following which the Bank was granted a special line of credit by the Bank of Israel. The Bank stopped providing credit, and its business focuses on collecting credit as described below in more detail.

On February 27, 2003, after the Bank did not succeed in selling its asset and liability portfolio in a short-term, "all or nothing" sale, the Bank's Board of
Directors resolved to adopt the principles of the "Run-Off" plan that was prepared by a staff of outside consultants. The major part of the plan is a supervised sale of the credit assets of the Bank over a four-year period, along with cutbacks in manpower and activities. On July 29, 2003 the Ministerial
Committee for Social and Economic Affairs (the Social Economic Cabinet) approved the aforementioned "Run-Off" plan for a period that according to its decision was to end on July 29, 2006.

On July 26, 2005 the Bank's Board of Directors approved extension of the
"Run-Off" plan to July 31, 2008 and its continued implementation on the basis of the plan that was presented before it. Furthermore, the Bank's Board of
Directors decided that due to the reduction in the Bank's activity according to the "Run-Off" plan and the date of its termination, the Bank would notify the
Governor of the Bank of Israel that it agrees that its banking license be restricted in a manner that reflects its reduced activity as derived from the
"Run-Off" plan, and to the restricted license specifying that it is valid until the end of the plan (July 31, 2008).

On October 10, 2005 the Ministerial Committee for Social and Economic Affairs
(the Social Economic Cabinet) approved extension of the Bank's "Run-Off" plan until July 31, 2008. The main principles of the Committee's decision from
October 10, 2005 are presented in Note 1 of the condensed financial statements.

In his letter from October 30, 2005, the Governor of the Bank of Israel advised of the extension of the special line of credit that had been provided to the
Bank until July 31, 2008. The main provisions of the special line of credit are described hereunder.

In his letter from January 29, 2006, the Bank was notified by the Governor of the Bank of Israel as follows:

     >>   The banking license the Bank received on June 4, 1989 will be restricted so that the Bank cannot engage in any business it did not engage in prior to the date of the license (until the date of the license the Bank engaged in financing investments) and without derogating from the generality of the aforementioned, the Bank will not receive new deposits and will not renew deposits reaching their current date of maturity, other than from the shareholders.

     >>   The Bank's banking license will be revoked as from August 1, 2008.

The Bank is presently in the process of implementing the "Run-Off" plan as described in more detail below.

THE RUN-OFF PLAN AND ITS IMPLEMENTATION

The principal components of the "Run-Off" plan that was approved by the Bank's
Board of Directors are a supervised sale of the Bank's assets by the end of the plan period and a significant reduction in manpower and in operating expenses, subject to the continued granting of the special line of credit by the Bank of
Israel. As a part of this process the Bank also implemented an extensive and detailed efficiency plan.

In accordance with the "Run-Off" plan and the efficiency plan implemented by the
Bank, the Bank refrains from granting new credit and concentrates its activities on collecting the existing credit. Management of the Bank implements, and intends to continue implementing, an aggressive policy in all matters relating to collection of problematic debts. As a result, there has been a significant increase in recent years in the Bank's collection costs and legal expenses.

In the first nine months of 2006, the Bank continued implementing the "Run-Off"
plan, while reducing the monetary credit to the public and the deposits of the public. The balance of monetary credit to the public (not including loans with
State guarantees to the Israel Electric Corporation Ltd.), which as at December
31, 2005 amounted to NIS 1,276 million, decreased to the amount of NIS 946 million as at September 30, 2006. The balance of the public's deposits with the
Bank, which was NIS 178 million as at December 31, 2005, decreased to an amount of NIS 74 million as at September 30, 2006.

As part of the implementation of its plans, the Bank has significantly reduced or completely discontinued the following activities: foreign currency and foreign trade activity, maintenance of a dealing room, maintenance of current accounts and securities accounts, maintenance of checking accounts, processing grants, operating cash and clearing facilities (independently) and credit cards.
The Bank refrains from accepting new deposits and it has stopped, in accordance with the instructions of the Bank of Israel, (subject to certain exceptions)
renewing existing deposits that reach maturity.

The reduction in the Bank's operations was also accompanied by a reduction in the Bank's staff and a significant reduction in its operating expenses.

The financial statements do not contain any changes in the value and classification of assets and liabilities that may be needed when the Bank ceases its activities as a banking institution.

THE SPECIAL LINE OF CREDIT FROM THE BANK OF ISRAEL

The terms of the special line of credit that was provided to the Bank by the
Bank of Israel were determined by the Governor of the Bank of Israel and over time underwent changes. The present terms of the credit line are specified in the letter of the Governor from October 30, 2005, and the principal terms are as follows:

o    The credit line will be in effect until no later than July 31, 2008.

o    The maximum amount of the credit line will at no time exceed NIS 1.25 billion and it will decline gradually in accordance with a forecast that was attached to the notice of the Governor of the Bank of Israel regarding extension of the line until July 31, 2008.

o    The Bank will be allowed to continue to use the credit line in order to meet the liquidity needs it has for fulfilling its current banking obligations.

o    The interest on the utilized credit will be the "Bank of Israel interest rate" (it is noted that before July 29, 2003 the utilized credit bore a higher rate of interest).

o    Any significant administrative expense that deviates from the Bank's ordinary course of business and has an effect on its business results will require the approval of the Bank of Israel.

o    Limitations were set on the Bank's volume of activity with respect to making deposits with banks and pledging them.

The aforementioned letter of the Governor from October 30, 2005 stated that if the Bank of Israel should see fit, and to the extent required at its sole discretion, additional restrictions regarding the Bank's operations besides those specified in the aforementioned letter will be considered, whether or not as a result of non-compliance with the objectives of the "Run-Off" plan.

The decision of the Ministerial Committee for Social and Economic Affairs from
October 10, 2005 provides as follows:

1)   The Government is responsible for the repayment of the special line of credit as from July 1, 2005, on the condition that the interest on the credit line until the end of the plan shall not exceed the Bank of Israel interest rate.

2)   If at the end of the plan there remains an unpaid balance of the special line of credit, the Government will repay the balance to the Bank of Israel until July 31, 2008. The Government has noted before it that in exchange for its repayment of the credit balance, the collateral that was provided by the Bank for repayment of the credit will be assigned in its favor (the
     Bank created a floating lien in favor of the Bank of Israel in a debenture from November 14, 2002, which was amended on December 29, 2005).

The utilized balance of the special line of credit from the Bank of Israel (not including interest accrued but not yet charged) as at September 30, 2006 was NIS
810 million, compared with NIS 1,028 million as at December 31, 2005. The utilized balance as at September 30, 2006 is NIS 190 million lower than the credit line that was set for that date for the Bank in the updated credit line decline forecast and NIS 1,390 million lower than the original amount of the credit line.

The Bank is of the opinion that the Bank of Israel should credit it with all the amounts of interest in excess of the "Bank of Israel interest rate" which were charged by the Bank of Israel from August 2002 until July 29, 2003 (the date the
Ministerial Committee for Social and Economic Affairs approved the Bank's
"Run-Off" plan for the first time), in the total amount of NIS 76 million. Even though the Governor of the Bank of Israel has to date refused the Bank's request on this matter, the Bank continues to insist on receiving a credit for this interest.

CAPITAL ADEQUACY

On September 30, 2006, the Bank's ratio of capital to risk assets was 2.29%, compared with the 9% minimum stipulated in Proper Banking Procedures and a negative rate of (0.74%) as at December 31, 2005.

Due to the sharp decline in the "first tier capital" of the Bank, and in view of the limitation by which the "second tier capital" in excess of the "first tier capital" shall not be taken into consideration in calculating the minimum capital ratio, almost all of the "second tier capital" of the Bank remains unutilized in the calculation of the aforementioned ratio (thus, as at September
30, 2006, "second tier capital" in the total amount of NIS 523 million remains unutilized).

Please note that as at September 30, 2006, following implementation of
Accounting Standard No. 22 (which was initially implemented in the first quarter of 2006), the Bank has shareholders' equity in the amount of NIS 18 million and preferred shares that are not included in shareholders' equity and in "first tier capital" in the total amount of NIS 499 million. The aforementioned preferred capital, with the required adjustments, and with the addition of the general allowance for doubtful debts, constitutes the "second-tier capital" of the Bank, which as aforementioned is almost entirely unutilized for purposes of the ratio of capital to risk assets. See Note 3 of the condensed financial statements regarding the accounting change related to classification of the participating preferred shares pursuant to the Accounting Standard No. 22.

In the opinion of the Bank's Board of Directors, in the Bank's present circumstances, the requirement to maintain a minimum capital ratio is irrelevant to its operations.

EXEMPTION FROM THE SUPPLEMENTARY ALLOWANCE FOR DOUBTFUL DEBTS IN RESPECT OF A
DEVIATION FROM CERTAIN DEBT RESTRICTIONS

As stated in more detail in Note 5 of the condensed financial statements, as a result of the approval received from the Supervisor of Banks, the financial statements of the Bank do not include a supplementary allowance for doubtful debts in respect of deviations from debt limits of an individual borrower and a borrower group, deviations from debt limits in respect of financing of purchases of means of control in corporate entities and in respect of deviations from the limit of sector concentration indebtedness.

It is noted that if the Supervisor of Banks had not granted the exemption, the
Bank would have been required to make a supplementary allowance of significant amounts in respect of these deviations, in the reporting periods in which they were created, which would have had a material impact on its results of operations for such periods. Furthermore, the adjustment of the aforementioned supplementary allowance to the changes that occurred from time to time in the extent of the deviations could have had an effect on the financial results of the Bank in the subsequent reporting periods.

BUSINESS SECTORS

In light of the circumstances under which the Bank operates, the Supervisor of
Banks has exempted the Bank from the requirement to report according to business sectors as provided in the temporary order regarding description of a banking entity's business and forward looking information in the directors' report.
Accordingly, the directors' report and the financial statements do not include a description of business sectors and information according to business sectors.

DIVIDEND DISTRIBUTION - CESSATION OF DIVIDEND DISTRIBUTION ON PREFERRED SHARES

The Bank has not distributed any dividends since the third quarter of 2002, in which the Bank distributed to the holders of the preference shares and of the preferred ordinary shares the quarterly dividend for the second quarter of 2002.

The issued share capital of the Bank includes preference shares of classes C,
CC, CC1, D, and DD to which the Bank used to pay quarterly 25% of the annual preferred dividend on those classes and an annual participating dividend at a rate of 1.5% in respect of shares of classes C, CC, and CC1. The last preferred dividend paid by the Bank was for the second quarter of 2002. Following the losses of the Bank in 2002 and after the Bank's Board of Directors - with the assistance of legal counsel - had discussed the various aspects concerning the dividend distribution (including the restrictions stipulated in the Companies
Law - 1999, the Bank's articles and the directives of the Supervisor of Banks), the Bank's Board of Directors decided to refrain at this point from distributing a dividend in respect of the aforementioned shares.

The accrued amount of the dividend, at the annual rate of 7.5%, in respect of the aforementioned preferred shares (including a 1.5% participating dividend for
C, CC and CC1 shares) that has not been paid since the Bank ceased paying the dividend, amounts to NIS 158.5 million as at September 30, 2006. This amount was not recorded in the financial statements and it is equal to the amount of the accrued interest on the perpetual deposits of the Bank with the Israeli
Treasury, which was also not recorded in the financial statements.

The accrued amount of NIS 158.5 million is comprised as follows: NIS 98.4 million is in respect of non-participating shares (D and DD) and NIS 60.1 million is in respect of participating shares (C, CC and CC1). Of this amount, an amount of NIS 8.6 million is in respect of the third quarter of 2006 and is comprised as follows: NIS 5.8 million in respect of non-participating D and DD shares and NIS 2.8 million in respect of participating C, CC and CC1 shares.

On September 28, 2004 various financial entities that hold class C and/or CC and/or CC1 shares of the Bank filed with the Tel Aviv District Court an originating motion in which the Court was requested to instruct the Bank to pay to its shareholders a dividend at the rates and dates it was paid until the second quarter of 2002. Since in the opinion of the Bank, the matter of the dividend distribution, which is the issue of the aforementioned originating motion, is connected to the question of whether under the circumstances of a non-distribution of dividend, the interest on the perpetual deposits of the Bank with the Israeli Treasury is accrued in its favor, and since the answers received so far from the Ministry of Finance were not clear enough and were insufficient, the Bank filed an originating motion with the Court on March 9,
2005 against the Minister of Finance and the aforementioned financial entities, in which it requested a ruling declaring (among other things) that the interest on the perpetual deposits is indeed accrued in favor of the Bank. Following the request of the Bank and the aforementioned financial entities the Court ordered that the hearing on the two originating motions be consolidated. In the reply of the Minister of Finance to the originating motions prior to a preliminary hearing that was held on January 12, 2006, the Minister of Finance announced that his position is that the interest on the perpetual deposits does not accrue in favor of the Bank when it does not distribute a dividend, and that even so, in light of the Bank's circumstances, there is no justification for the distribution of a dividend by the Bank. On March 23, 2006 the Court decided that it would at first hear and decide on the matter of the accrual of interest on the perpetual deposits of the Bank with the Treasury, since a decision on this matter will further the deliberation and decision regarding the other pending matters. The parties filed written arguments and were also to have made oral arguments. On November 15, 2006, the Court granted permission for the completion of written arguments that had already been submitted and decided that there was no need for oral arguments. The fundamental position of the Bank's Board of
Directors, that if the court decides that the interest does not accrue on the perpetual deposits, the Board of Directors will reconsider its position regarding renewal of the dividend distribution, subject to the legal and regulatory restrictions applicable to the Bank in this respect, including the need to receive approvals and to amend the Bank's articles.

See also Note 7 of the condensed financial statements for detail on the cessation of the dividend distribution, the legal and regulatory restrictions applicable to the Bank with respect to a dividend distribution and the matter of the accrued interest on the perpetual deposits with the Treasury. See also Note
8 of the condensed financial statements regarding the aforementioned originating motions.

EXEMPTION FROM IMPLEMENTING THE BASEL II TREATY

The Basel committee on banking supervision published a document on June 26,
2004, which is known as the "Basel II Treaty", and is comprised of a list of principles intended first and foremost to improve risk management, including management of the capital adequacy of banks. The Supervisor of Banks announced his intention to impose the Basel II Treaty on the entire banking system in
Israel. Implementation of the Treaty's principles requires proper and extensive preparations, including the establishment and building of various infrastructures and systems.

In his letter of November 30, 2004, the Supervisor of Banks accepted the request of the Bank and exempted it from the need to prepare for implementing the Basel
II Treaty, this in light of the circumstances under which the Bank operates, including the Government decision regarding the Run-Off plan.

MITIGATIONS IN THE IMPLEMENTATION OF PROPER BANKING PROCEDURES WITH RESPECT TO
CREDIT MANAGEMENT

In his letter of May 1, 2005, the Supervisor of Banks confirmed that in light of the changes in the Bank's activity and its focusing on the collection of credit, the Bank is exempt from implementing certain proper banking procedures with respect to credit management as follows: Section 9(a) of Directive 301 regarding the establishment of a credit policy by the Board of Directors, Section 3(b) of
Annex A of Directive 316 regarding the credit rating of borrowers and Directive
323 regarding the financing of purchases of means of control in companies.

ADOPTION OF CODE OF ETHICS

In its resolution of December 29, 2003, the Bank's Board of Directors adopted a code of ethics which applies to all the officers and employees of the Bank. This was done following the provisions of the Sarbanes Oxley Act, which are applicable to the Bank.

CHANGE IN THE PRESERVATION RULES OF THE TEL AVIV STOCK EXCHANGE

On May 1, 2007, certain changes in the preservation rules practiced by the stock exchange and in the guidelines applicable to the manner in which they are implemented will go into effect. As part of these changes, there will be an increase in the minimum amount of the value of the holdings of the public in securities traded on the stock exchange, below which the securities will be transferred from the regular list to the preservation list. The amount will be increased from NIS 2.4 million to NIS 5 million. The value of the holdings of the public in the preferred ordinary shares, which is one of the five types of shares of the bank currently being traded on the stock exchange, is lower than the aforementioned minimum amount. Immediately prior to the publication of the financial statements, it amounted to NIS 4.1 million. Accordingly, if the new preservation rules were applied at present, these shares would have been moved to the preservation list. As part of the aforementioned changes, it was also stipulated that a security can be reinstated to the regular list from the preservation list within 12 months of its having been moved to the preservation list only when the value of the holdings of the public increase to an amount of at least NIS 7 million (which threshold is currently NIS 3.5 million). It was also stipulated that the return to the regular list within the following 12 month period is contingent upon fulfillment of additional conditions beyond the aforementioned threshold, and that if it is not returned within 24 months to the regular list, it will be delisted.

LEGAL CLAIMS AND OTHER CONTINGENCIES

Note 8 of the condensed financial statements presents information regarding the significant legal claims filed against the Bank.

DEVELOPMENT OF INCOME AND EXPENSES

NET INCOME (LOSS) - The Bank ended the third quarter of 2006 with a net loss of
NIS 7.9 million, compared with income of NIS 0.5 million in the same quarter of
2005. In the first nine months of 2006, the Bank showed a net loss of NIS 18.2 million, compared with a loss of NIS 6.3 million in the first nine months of
2005 and a loss of NIS 8.4 million in all of 2005.

PROFIT FROM FINANCING OPERATIONS BEFORE THE ALLOWANCE FOR DOUBTFUL DEBTS -
amounted to NIS 14.6 million in the first nine months of 2006, compared with NIS
46.4 million in the same period of 2005.

The decrease in profit from financing operations resulted mainly from the following:

-    The decrease in the volume of the Bank's financing operations in accordance with its policy in recent years. The total average amount of monetary assets in all linkage segments (excluding the credit guaranteed by the
     State out of the State deposit) in the first nine months of 2006 was NIS
     1,247 million, compared with NIS 1,782 million in the same period of 2005, a decrease of 30% in the average monetary assets. Details on the decrease in such operations can be found hereunder in the analysis of the financing operations according to the various linkage segments.

-    The decrease in revenues from interest collected on problematic debts, which amounted to NIS 6.6 million in the first nine months of 2006, compared with NIS 14.8 million in the same period of 2005.

-    The increase in the relative weight of the non-income bearing debt out of total assets. As at September 30, 2006, the volume of non-income bearing debt amounted to NIS 224 million, comprising 18% of total average monetary assets (excluding credit to the Israel Electric Corporation guaranteed by the State) in the first nine months of 2006, compared with the non-income bearing debt as at September 30, 2005 which amounted to NIS 284 million, comprising 15.9% of total average monetary assets in the first nine months of 2005.

-    The impact of the increase in the market interest rate on the volume of the non-accrual of income in respect of non-income bearing debt. The market interest rate was high in the first nine months of 2006 compared with the interest during 2005 and as a result the impact on the profit from financing operations was greater. This is in addition to the impact that was noted above in connection with the increase in the relative weight of the non-income bearing debt.

An analysis of the financing operations in the various linkage segments indicates as follows:

UNLINKED SHEKEL SEGMENT - In the first nine months of 2006 the average balance of assets in this segment amounted to NIS 385 million compared with NIS 630 million in the corresponding period of 2005, a decrease of 39%. The margin in this segment, including the effect of derivatives, was 0.86% in the first nine months of 2006 compared with 1.81% in the corresponding period of 2005.

It is worth noting that most of the non-income bearing debt is in this segment and this affects the margin. The main reason for the decrease in the margin in this segment is that the relative proportion of the non-income bearing debts from total assets of this segment is higher than in the corresponding period of
2005.

CPI-LINKED SEGMENT - In the first nine months of 2006, the average balance of assets in this segment amounted to NIS 580 million compared with NIS 705 million in the corresponding period of 2005, a decrease of 18%. The margin in this segment, including the effect of derivatives, was 2.31% in the first nine months of 2006 compared with 2.73% in the corresponding period of last year.

FOREIGN CURRENCY DENOMINATED/LINKED SEGMENT - In the first nine months of 2006, the average amount of assets in this segment amounted to NIS 6,546 million, compared with NIS 6,758 million in the first nine months of 2005. The credit in this segment includes credit guaranteed by the State that was granted to the
Israel Electric Corporation Ltd. out of a deposit of the State, which has a negligible margin that corresponds to the level of risk attached to the said credit. The average balance of this credit was NIS 6,264 million, compared with
NIS 6,311 million in the first nine months of 2005. With the exclusion of this credit the average balance of assets in this segment amounted to NIS 282 million, compared with NIS 447 million in the first nine months of 2005, i.e., a decrease of 37%. In the first nine months of 2006 the margin in this segment, including the effect of derivatives, was 0.07% compared with 0.02% in the corresponding period of last year.

The low margin of this segment is affected by the volume of credit guaranteed by the State as aforementioned.

The data presented above indicate that the Bank succeeded in maintaining a positive margin in all linkage segments notwithstanding the high proportion of the credit classified as non-income bearing.

Comparative  data on the  development of the overall  credit risk in respect of problematic  borrowers
(1) is as follows (in NIS millions):

                                                                     SEPTEMBER 30      SEPTEMBER 30     DECEMBER 31
                                                                         2006              2005            2005
                                                                        -----             -----           -----

Non-income bearing                                                      223.7             284.2           267.0
Restructured (2)                                                         60.0             102.7            97.9
Designated for restructuring (3)                                         18.0              22.6            13.5
Temporarily in arrears                                                   15.9              93.7            64.2
Under special supervision*                                              242.8             291.8           282.8
                                                                        -----             -----           -----

Total balance sheet credit to problematic borrowers (1)                 560.4             795.0           725.4

Off-balance sheet credit risk in
 respect of problematic borrowers (1)                                    87.4              72.6            73.7
                                                                        -----             -----           -----

Overall credit risk in respect of problematic borrowers (1) (4)         647.8             867.6           799.1
                                                                        =====             =====           =====

*    Includes an amount of NIS 185.1 million in respect of debts for which there is a specific allowance (as at September 30, 2005 - NIS 76.7 million and as at December 31, 2005 - NIS 74.9 million).

1)   Not including problematic debts that are covered by collateral that is deductible for purposes of individual borrower and borrower group limitations (Proper Banking Procedure No. 313).

2)   Credit that was restructured in the current year and credit that was restructured in prior years with waiver of income.

3)   Credit to borrowers in respect of which there is an as yet unimplemented
     Management decision to restructure their debt.

4)   As calculated for purposes of individual borrower and borrower group limitations, except in respect of guarantees granted by a borrower as security for the debt of a third party.

The data presented above indicate a decrease in the volume of debts that are classified as non-income bearing. Nonetheless, the proportion of problematic debts to total debts continues to be high in comparison with the total credit of the Bank. The high amount of the non-income bearing debts will have a negative effect on the Bank's results of operations in the future since the interest income in respect of these debts will not be recorded in financing income for as long as the debts continue to be classified as non-income bearing.

The increase in the volume of off-balance sheet credit risk in respect of problematic borrowers derives from the letters of indemnification issued by the
Bank in favor of receivers appointed for purposes of realizing the assets of companies involved in court proceedings. The letters of indemnification are in respect of receipts that were credited to the accounts of debtors at the Bank, from the proceeds of realized assets.

ALLOWANCE FOR DOUBTFUL DEBTS - In the third quarter of 2006, the allowance amounted to NIS 4.8 million, compared with NIS 12.9 million in the corresponding quarter of 2005. The allowance for doubtful debts in the first nine months of
2006 amounted to NIS 24.3 million, compared with NIS 34.1 million in the first nine months of 2005. The specific allowance for doubtful debts amounted to NIS
6.3 million in the third quarter of 2006, compared with NIS 17.6 million in the corresponding quarter of 2005. The supplementary allowance for doubtful debts decreased by NIS 4.4 million during the first nine months of 2006, mainly as a result of the decrease in the volume of problematic debts in general and in the volume of non-income bearing debts in particular.

OPERATING AND OTHER INCOME - This income amounted to NIS 16.2 million in the first nine months of 2006, compared with NIS 17.4 million in the corresponding period of 2005. The increase in income is mainly due to the increase in gains from investments in shares. These gains amounted to NIS 12.8 million in the first nine months of 2006, compared with NIS 11.7 million in the first nine months of 2005. These gains in the first nine months of 2006 included a dividend received in respect of shares of Bezeq in an amount of NIS 2.1 million, gains of
NIS 9.4 million on investments in private investment funds that invest in
Israeli companies and companies with a link to Israel, and gains of NIS 1.3 million on investments in other shares. In the first nine months of 2006, the income from operating commissions amounted to NIS 0.9 million, compared with NIS
1.4 million in the corresponding period of 2005, a decrease that reflects the reduction in activity and services that the Bank provides for its customers.

                                       10

OPERATING AND OTHER EXPENSES - In the first nine months of 2006, these expenses amounted to NIS 24.7 million, compared with NIS 36.0 million in the corresponding period of 2005. The decrease is due, inter alia, to the inclusion of an expense in the amount of NIS 3.7 million in the operating expenses for the first nine months of 2005 as a result of the expansion of the definition of salary for purposes of payroll tax in the legislative amendments that were approved in the framework of the economic program for 2005.

Payroll expenses amounted to NIS 13.1 million in the first nine months of 2006, compared with NIS 16.6 million in the corresponding period of 2005. The decrease in payroll expenses is a result of both a decrease in the average number of employees when compared with the same period last year, and the fact that the expenses of the Bank in the first nine months of 2006 did not include payroll tax because of the losses anticipated in 2006 for purposes of profit tax, whereas the said expense in the amount of NIS 2.5 million was included in the first nine months of 2005. In the last quarter of 2005, the Bank cancelled the payroll tax expenses recorded for 2005 against the recording of payroll tax receivable due to of the losses for purposes of profit tax in that year.

An expense of NIS 0.5 million was recorded in the first nine months of 2006 in respect of the retirement of employees, compared with the first nine months of
2005 which included an expense of NIS 4.0 million, of which an amount of NIS 3.7 million was due to the aforementioned legislative amendment.

In the first nine months of 2006, maintenance and depreciation expenses amounted to NIS 1.9 million, compared with NIS 2.9 million in the corresponding period of
2005.

The other operating expenses amounted to NIS 9.2 million, compared with NIS 12.5 million in the first nine months of 2005. There was a significant decrease in most of the other operating expense items as a result of the efficiency plan which accompanied the Run-off plan.

INCOME FROM OTHER ITEMS - Beginning with the third quarter of 2002 the financial statements of the Bank do not include any special income from the Israeli
Treasury due to the fact that the Israeli Treasury stopped paying the interest to the Bank on the perpetual deposits.

See Note 7 of the condensed financial statements regarding the cessation of dividend distribution and the interest on the perpetual deposits with the
Israeli Treasury.

BALANCE SHEET AND CAPITAL RESOURCES

TOTAL ASSETS - Amounted to NIS 7,774 million as at September 30, 2006, compared with NIS 8,721 million as at December 31, 2005.

THE BANK'S SHAREHOLDERS' EQUITY - As a result of the implementation of
Accounting Standard No. 22, as described below, the shareholders' equity of the
Bank as at January 1, 2006 decreased by NIS 204.1 million and as at September
30, 2006 the shareholders' equity amounted to NIS 17.8 million. As at September
30, 2006 the shareholders' equity of the Bank, including participating preference shares and non-participating shares, amounts to NIS 517 million compared with NIS 527 million as at December 31, 2005.

In August 2005 the Israel Accounting Standards Board issued Accounting Standard
No. 22, "Financial Instruments: Disclosure and Presentation". The standard provides rules for presenting financial instruments in the financial statements and specifies the proper disclosure required in respect thereto.

Furthermore, the standard provides the method for classifying financial instruments as financial liabilities and as shareholders' equity, for classifying the interest, dividends, losses and gains related to them and the circumstances for offsetting financial assets and financial liabilities. The new standard applies to financial statements for periods beginning on January 1,
2006 or thereafter.

The standard stipulates that it is to be adopted on a prospective basis. The comparative data presented in the financial statements for periods beginning on the date the standard comes into effect will not be restated.

                                       11

Until implementation of the standard the preference shares of classes C, CC and
CC1 were included in the shareholders' equity of the Bank. Following implementation of the standard, as from January 1, 2006 these shares were reclassified as liabilities in respect of participating preference shares (see statement of shareholders' equity and Note 3 of the condensed financial statements).

The accounting change described above has no effect on the excess of assets over liabilities and the priorities in distributing the balance of the Bank's assets and the rights attached to each class of shares. See Notes 14 and 15 of the
Bank's financial statements for December 31, 2005 for details on such rights.

CREDIT TO THE PUBLIC - Amounted to NIS 6,774 million as at September 30, 2006, compared with NIS 7,681 million as at December 31, 2005. The credit data above include credit guaranteed by the State that was granted to the Israel Electric
Corporation Ltd. out of a deposit of the State with the Bank, the balance of which amounted to NIS 5,828 million as at September 30, 2006 compared with NIS
6,405 million as at December 31, 2005. The decrease in the aforementioned credit is due to the decrease in the exchange rate of the dollar. Net of such credit, the credit to the public amounts to NIS 946 million as at September 30, 2006 compared with NIS 1,276 million as at December 31, 2005. This decrease reflects the policy implemented by the Bank to reduce its credit portfolio and continues the decrease in credit as from 2002.

DEPOSITS OF THE PUBLIC - Amounted to NIS 74 million as at September 30, 2006, compared with NIS 178 million as at December 31, 2005. These deposits are comprised of non-linked deposits in the amount of NIS 35 million, compared with
NIS 88 million as at December 31, 2005, of CPI-linked deposits in the amount of
NIS 36 million, compared with NIS 78 million as at December 31, 2005, and of foreign currency denominated or linked deposits in the amount of NIS 3 million, compared with NIS 12 million as at December 31, 2005.

The Bank is prohibited from accepting new deposits and in accordance with the instruction of the Bank of Israel has stopped renewing deposits that have reached maturity, subject to certain exceptions.

DEPOSITS OF THE GOVERNMENT - The balance of Government deposits amounted to NIS
6,270 million as at September 30, 2006, compared with NIS 6,883 million as at
December 31, 2005. The main component of the Government deposits is foreign currency denominated deposits, which served as the source for granting long-term loans. The balance of the Government's foreign currency denominated deposits amounted to NIS 5,939 million as at September 30, 2006, compared with NIS 6,527 million as at December 31, 2005. The decrease in the foreign currency denominated Government deposits is also due to the decrease in the exchange rate of the dollar.

Another component of these deposits is the CPI-linked deposits that were received from the Government as part of the kibbutzim debts arrangement and served as the source for rescheduling these debts. The balance of the
Government's CPI-linked deposits amounted to NIS 331 million as at September 30,
2006, compared with NIS 356 million as at December 31, 2005.

DEPOSITS FROM BANKS - The balance of these deposits amounted to NIS 832 million as at September 30, 2006, compared with NIS 1,049 million as at December 31,
2005. Of the total amount of the banks' deposits, an amount of NIS 822 million derives from the special line of credit the Bank of Israel granted to the Bank
(of which NIS 810 million is the balance of the credit principal and NIS 12 million is accrued interest that has not yet been charged), compared with NIS
1,034 million as at December 31, 2005.

Other than the Bank of Israel credit line, the aforementioned item also includes a deposit in the amount of NIS 10 million which is a long-term deposit of a foreign bank that was deposited with the Bank in 1997. This deposit was deposited by the Bank with the Israeli Treasury and has the same repayment dates as the aforementioned deposit.

ASSET AND LIABILITY MANAGEMENT POLICY AND RISK MANAGEMENT POLICY

The Bank's activities as a financial broker involve the taking of financial risks. The main financial risks faced by the Bank are market risks and liquidity risks, which are accompanied by operating and legal risks.

                                       12

The Bank's policy for managing its assets and liabilities is currently designed to keep the linkage base risks and interest risks within the exposure limits set by the Board of Directors. A committee, which includes the General Manager and members of Management and which usually meets on a weekly basis, deliberates implementation of this policy. In accordance with the approval that was granted by the Supervisor of Banks on November 26, 2003 this management committee functions as the risk manager of the Bank.

With respect to the implementation of the policies for asset and liability management as well as management of financial risks, the Board of Directors has set certain limitations. In addition, they also set the manner and timing of reporting and control regarding compliance with the said set limitations. A report on the financial risk management is presented at the meeting of the Board of Directors on a quarterly basis. The Board of Directors deliberates this matter, and also refers to the exposure limits that were set and updates them in accordance with resolutions that are made.

Presented below are details of the main areas of exposure, the manner and dates for reporting on the level of exposure and compliance with the relevant limits:

LINKAGE BASE EXPOSURE - The exposure to linkage base risk is measured by the difference between the assets and liabilities (including the effect of forward transactions) for each linkage base.

Similar to the entire banking system, the Bank operates within three main linkage segments: CPI-linked, foreign currency denominated and linked, and non-linked shekel. Linkage base exposure relates to the exposure to changes in the rate of inflation as well as to changes in the exchange rate of the different currencies.

For each of the aforementioned linkage segments, maximum permissible surplus and deficit levels have been set. These limitations were set on the basis of the composition of the Bank's capital and the Bank's current activities (in NIS millions).

The report on linkage base exposure is included in the report on the Banks'
activities which is submitted to the meetings of the Board of Directors on a quarterly basis. The aforesaid report is also included as part of the deliberations of the aforementioned management committee, which meets, as noted
above, on a weekly basis.

The table below presents details of the excess of assets over liabilities
(excess of liabilities over assets) classified by linkage segment. The data includes off-balance sheet items. The data is calculated net of the liability in respect of non-participating shares and the liability in respect of preference participating shares since the asset and liability management policy of the Bank relates to excess assets over liabilities not related to the share capital of the Bank (in NIS millions):

                                                         FOREIGN
                                                        CURRENCY
                        NON-LINKED      CPI-LINKED     DENOMINATED/      NON-MONETARY
                      SHEKEL SEGMENT    SEGMENT (*)   LINKED SEGMENT         ITEMS       TOTAL
                          ------           -----           ----              ----        -----

September 30, 2006        (415.8)          864.3           17.0              51.8        517.3
September 30, 2005        (520.9)          953.4           28.2              63.0        523.7
December 31, 2005         (505.1)          956.4           13.6              62.5        527.4

*    Including a perpetual deposit with the Israeli Treasury (September 30, 2006
     - NIS 840.2 million; September 30, 2005 - NIS 821.7 million; December 31,
     2005 - NIS 828.2 million).

                                       13

OPERATING RISKS - The Bank applies various measures in order to reduce the operating risks to which the Bank may be exposed:

-    The Bank has appointed an operating risks manager and an operating risks controller.

-    The Bank has a computerized control system for locating operating risks in the Bank's operations.

-    The Bank prepares, by means of external professionals, periodic reviews of the operating risks to which it is exposed, including risks of embezzlement and fraud, and of the adequacy of the preventive and compensatory controls designed for reducing such risks. These reviews also provide, if necessary, recommendations for improvement and/or expansion of the existing controls and/or the implementation of new controls.

-    The Bank has a process for managing and monitoring implementation of the recommendations of the aforementioned risk reviews.

CRITICAL ACCOUNTING POLICY

The principal accounting policies which were applied in the Bank's financial statements are described in Note 1 of the annual financial statements.

The implementation of these accounting policies by the Bank's Board of Directors and Management when preparing the financial statements often involves making various evaluations and estimates which affect the reported amounts of assets and liabilities (including contingent liabilities) and the financial results of the Bank.

Details relating to the accounting policies regarding critical issues are included in the Board of Directors' report for 2005 in the section relating to critical accounting policy.

RESPONSIBILITY OF THE MANAGEMENT FOR THE INTERNAL CONTROL OVER FINANCIAL
REPORTING

The financial statements include certifications of the Bank's General Manager and Comptroller regarding the effectiveness of the controls and procedures relating to the disclosure in the financial statements and regarding changes in the internal control over financial reporting.

The aforementioned certifications are in accordance with the directives published by the Bank of Israel, which came into effect for the first time in the financial statements for June 30, 2005. The directives published by the Bank of Israel are in accordance with the provisions of Section 302 of the Sarbanes
Oxley Act.

Management of the Bank together with the General Manager and Comptroller evaluated, as at the end of the period included in this report, the effectiveness of the controls and procedures relating to the Bank's disclosure.
On the basis of this evaluation, the Bank's General Manager and Comptroller concluded that as at the end of this period, the controls and procedures relating to the Bank's disclosure are effective in order to record, process, summarize and report the information the Bank is required to disclose in the quarterly report in accordance with the public reporting directives of the
Supervisor of Banks and at the date specified in those directives.

During the quarter ended September 30, 2006 there was no change in the Bank's internal control over financial reporting which had or is likely to have a significant effect on the Bank's internal control over financial reporting.

                                       14

SECTION 404 OF THE SARBANES OXLEY ACT

Due to the fact that the Bank issued its securities to holders in the U.S., it is subject to the provisions of the Sarbanes Oxley Act. Pursuant to Section 404
of the Sarbanes Oxley Act, management of a reporting entity is required to certify, among other things, that it is responsible for the existence and maintenance of proper internal controls and procedures in respect of financial reporting, as well as to provide its assessment of the effectiveness of such controls and procedures. The U.S. Securities and Exchange Commission announced that it was postponing the effective date for implementation of Section 404 in respect of companies which are not defined as "accelerated filers", including a foreign issuer which does not meet the above definition, such that they will have to implement Section 404 only in respect of fiscal years ending on or after
July 15, 2007. In the opinion of the Bank's legal counsel and on the basis of the Bank's assessment of the value of its shares, the Bank does not meet the
"accelerated filer" definition. As a result, the Bank will be required to implement Section 404 of the Sarbanes Oxley Act commencing only with its 2007 annual report to be filed in the U.S. On August 9, 2006, the U.S. Securities and
Exchange Commission announced that the requirement for the filing of an external auditor's report on the effectiveness of internal controls regarding financial reporting would go into effect in respect of fiscal years ending on December 15,
2008. Implementation of Section 404 of the Sarbanes Oxley Act requires appropriate planning and investment of significant time and management resources. The Bank commenced taking steps toward implementation of Section 404.
According to the directive issued by the Supervisor of Banks on December 5,
2005, provisions similar to those included in Section 404 of the Sarbanes Oxley
Act will apply to Israeli banks. According to the aforementioned directive, these provisions will go into effect commencing with the annual financial statements for the year ending December 31, 2008. The aforementioned circular set out timetables for compliance with the implementation of the directive. In a circular dated July 27, 2006, the banks were required to send the Bank of Israel a report on the status of preliminary preparations for the execution of the project. Since the Bank's banking license is scheduled to expire on August 1,
2008, it is expected that the aforementioned directive of the Supervisor of the
Banks will not apply to the Bank's annual financial statements as of December
31, 2008 and thereafter.

DISCLOSURE REGARDING THE BANK'S INTERNAL AUDITOR

The disclosure regarding the Bank's internal auditor is as described in the report of the Board of Directors for 2005 and no changes have occurred therein.

PREFERENCE SHARES PURCHASED BY THE STATE FROM U.S. RESIDENTS WITHOUT THEIR BEING
RECORDED IN THE SHAREHOLDERS REGISTER

The State of Israel holds 45.78% of the voting rights in the Bank and about half of the rights to appoint directors, as detailed in the periodic report for 2005.
In addition, the State holds shares bearing no voting rights and no rights to appoint directors, and among others, a significant portion of the class D and DD preference shares that were issued by a bank in the U.S. According to the Bank's shareholders register and as reported by the Bank, the State holds 143,922 Class
D preference shares (88.04% of such shares) and 47,354 Class DD preference shares (85.46% of such shares). As yet unfinished examinations conducted by the
Bank indicate that apparently the State purchased additional Class D and DD shares from U.S. residents many years ago, without such purchases being recorded in the Bank's shareholders register. The investigation conducted to date revealed that the quantity of unregistered (and therefore unreported) shares is relatively small when compared with the reported holdings of the State in these shares and it may reach a few thousand shares. When the investigation is complete and the Bank has the exact and verified information, it will file a report on the matter.

ORGANIZATIONAL STRUCTURE AND MANPOWER

The number of full-time employees employed by the Bank as at September 30, 2006 was 53, the same as at December 31, 2005, compared with 170 as at January 1,
2002.

On July 12, 2006, a collective agreement was signed between the Bank, the New
General Workers Federation and the workers committee of the Bank, whereby the previous collective agreement was extended until July 31, 2008 (the date on which the Run-off plan is scheduled to expire). The previous agreement was signed on December 26, 2002 and sets, among other things, the terms of termination of the employees of the Bank who are employed under collective agreements (hereinafter - the "Collective Termination Agreement"). The extension agreement dated July 12, 2006 stipulates that in the event that the Run-off plan is extended beyond July 31, 2008, the Collective Termination Agreement would also be extended until the date that the Run-off plan expires, but not beyond
December 31, 2008. The collective agreement dated July 12, 2006 was approved by the Commissioner of Wages and Labor Agreements in the Israeli Finance Ministry
(the "Commissioner of Wages"). For information regarding the collective agreement dated December 26, 2002, see Note 17A.3 of the financial statements as of December 31, 2005.

                                       15

During August 2006, the employment contracts of three senior employees of the
Bank were amended with regard to their severance terms in the event that their employment is terminated by the Bank. The amended severance terms which in general are worse than those included in the original employment agreements, were determined on the basis of the principles set forth in the Collective
Termination Agreement and in accordance with the approval of the Commissioner of
Wages.

In the first nine months of 2006, the Board of Directors held 8 plenum meetings while its committees held 21 meetings.

DR. RAANAN COHEN                                                 URI GALILI
Chairman of the Board                                            General Manager

Tel-Aviv, November 28, 2006

                                       16

                                   Industrial Development Bank of Israel Limited

MANAGEMENT REVIEW
--------------------------------------------------------------------------------

RATES OF FINANCING INCOME AND EXPENSES (1)
REPORTED AMOUNTS

                                                                                                  THREE MONTHS ENDED SEPTEMBER 30
                                                      -----------------------------------------------------------------------------------------------------------------------
                                                                                2006                                                          2005
                                                      -------------------------------------------------------        --------------------------------------------------------
                                                                                   RATE OF INCOME     RATE OF                                     RATE OF INCOME     RATE OF
                                                                                     (EXPENSES)       INCOME                                        (EXPENSES)        INCOME
                                                                                    NOT INCLUDING   (EXPENSES)                                     NOT INCLUDING    (EXPENSES)
                                                                     FINANCING          THE          INCLUDING                      FINANCING          THE           INCLUDING
                                                      AVERAGE          INCOME         EFFECT OF    THE EFFECT OF     AVERAGE          INCOME         EFFECT OF    THE EFFECT OF
                                                     BALANCE (2)     (EXPENSES)      DERIVATIVES    DERIVATIVES     BALANCE (2)     (EXPENSES)     DERIVATIVES      DERIVATIVES
                                                      --------        --------        --------       --------        --------        --------        --------        --------
                                                             NIS MILLIONS                 %              %                 NIS MILLIONS                  %               %
                                                      ------------------------        --------       --------        ------------------------        --------        --------

ISRAELI CURRENCY - NON-LINKED
Assets                                                   344.2             5.1            6.06                          557.1             8.2            6.02
Effect of ALM derivatives (3)                            136.6             2.1                                          236.4             2.2
                                                      --------        --------                                       --------        --------
Total assets                                             480.8             7.2                           6.13           793.5            10.4                            5.35
                                                      --------        --------                                       --------        --------
Liabilities                                              898.5           (12.2)          (5.54)         (5.54)        1,261.6           (11.2)          (3.60)          (3.60)
                                                      --------        --------        --------       --------        --------        --------        --------        --------
Interest margin                                                                           0.52           0.59                                            2.42            1.75
                                                                                      --------       --------                                        --------        --------
ISRAELI CURRENCY - LINKED TO THE CPI
Assets                                                   542.1             7.7            5.80           5.80           674.5            19.2           11.88           11.88
                                                      --------        --------                                       --------        --------
Liabilities                                              372.7            (3.1)          (3.37)                         464.9            (9.8)          (8.70)
Effect of ALM derivatives (3)                             56.4            (0.5)                                          61.8            (1.0)
                                                      --------        --------                                       --------        --------
Total liabilities                                        429.1            (3.6)                         (3.40)          526.7           (10.8)                          (8.46)
                                                      --------        --------        --------       --------        --------        --------        --------        --------
Interest margin                                                                           2.43           2.40                                            3.18            3.42
                                                                                      --------       --------                                        --------        --------

FOREIGN CURRENCY - DOMESTIC OPERATIONS (4)
Assets                                                 6,281.2           (88.0)          (5.49)                       6,853.9           147.5            8.89
Effect of ALM derivatives (3)                                -               -                                           35.2             0.2
                                                      --------        --------                                       --------        --------
Total assets                                           6,281.2           (88.0)                         (5.49)        6,889.1           147.7                            8.86
                                                      --------        --------                                       --------        --------
Liabilities                                            6,154.2            85.6            5.45                        6,614.6          (147.7)          (9.22)
Effect of derivatives ALM (3)                             80.2             2.9                                          210.0             0.9
                                                      --------        --------                                       --------        --------
Total liabilities                                      6,234.4            88.5                           5.56         6,824.6          (146.5)                          (8.87)
                                                      --------        --------        --------       --------        --------        --------        --------        --------
Interest margin                                                                          (0.04)          0.07                                           (0.33)          (0.01)
                                                                                      --------       --------                                        --------        --------

TOTAL
Monetary assets                                        7,167.5           (75.2)          (4.13)                       8,085.5           174.9            8.94
Effect of ALM derivatives (3)                            136.6             2.1                                          271.6             2.4
                                                      --------        --------                                       --------        --------
Total monetary assets generating financing
income                                                 7,304.1           (73.1)                         (3.94)        8,357.1           177.3                            8.76
                                                      --------        --------                                       --------        --------
Monetary liabilities generating financing
expenses                                               7,425.4            70.3            3.73                        8,341.1          (168.4)          (8.32)
Effect of ALM derivatives (3)                            136.6             2.4                                          271.8            (0.1)
                                                      --------        --------                                       --------        --------
Total monetary liabilities generating
financing expenses                                     7,562.0            72.7                           3.79         8,612.9          (168.5)                          (8.06)
                                                      --------        --------        --------       --------        --------        --------        --------        --------
Interest margin                                                                          (0.40)         (0.15)                                           0.62            0.70
                                                                                      --------       --------                                        --------        --------

SEE PAGE 22 FOR COMMENTS ON THE RATES OF FINANCING INCOME AND EXPENSES.

                                       17

                                   Industrial Development Bank of Israel Limited

MANAGEMENT REVIEW
--------------------------------------------------------------------------------

RATES OF FINANCING INCOME AND EXPENSES (1) (CONT'D)
REPORTED AMOUNTS

                                                                                                  THREE MONTHS ENDED SEPTEMBER 30
                                                      -----------------------------------------------------------------------------------------------------------------------
                                                                                2006                                                          2005
                                                      -------------------------------------------------------        --------------------------------------------------------
                                                                                   RATE OF INCOME     RATE OF                                     RATE OF INCOME     RATE OF
                                                                                     (EXPENSES)       INCOME                                        (EXPENSES)        INCOME
                                                                                    NOT INCLUDING   (EXPENSES)                                     NOT INCLUDING    (EXPENSES)
                                                                     FINANCING          THE          INCLUDING                      FINANCING          THE           INCLUDING
                                                      AVERAGE          INCOME         EFFECT OF    THE EFFECT OF     AVERAGE          INCOME         EFFECT OF    THE EFFECT OF
                                                     BALANCE (2)     (EXPENSES)      DERIVATIVES    DERIVATIVES     BALANCE (2)     (EXPENSES)     DERIVATIVES      DERIVATIVES
                                                      --------        --------        --------       --------        --------        --------        --------        --------
                                                             NIS MILLIONS                 %              %                 NIS MILLIONS                  %               %
                                                      ------------------------        --------       --------        ------------------------        --------        --------

Financing commissions and other
 financing income                                                          6.3                                                           11.4
Other financing expenses                                                  (2.8)                                                          (2.9)
                                                                      --------                                                       --------
Profit from financing operations before
 allowance for doubtful debts                                              3.1                                                           17.3
Allowance for doubtful debts (including general
 And supplementary allowance)                                             (4.8)                                                         (12.9)
                                                                      --------                                                       --------
Loss from financing operations after
 allowance for doubtful debts                                             (1.7)                                                           4.4
                                                                      ========                                                       ========
Other monetary assets                                    873.6                                                          850.3
General and supplementary allowance for
 doubtful debts                                          (54.7)                                                         (66.2)
Non-monetary assets                                       53.1                                                           66.7
                                                      --------                                                       --------
Total assets                                           8,039.5                                                        8,936.3
                                                      ========                                                       ========

Other monetary liabilities                                89.9                                                           81.0
Non-monetary liabilities                                   1.4                                                            3.0
Capital resources                                        522.8                                                          511.2
                                                      --------                                                       --------

Total liabilities and capital resources                8,039.5                                                        8,936.3
                                                      ========                                                       ========

SEE PAGE 22 FOR COMMENTS ON THE RATES OF FINANCING INCOME AND EXPENSES.

                                       18

                                   Industrial Development Bank of Israel Limited

MANAGEMENT REVIEW
--------------------------------------------------------------------------------

RATES OF FINANCING INCOME AND EXPENSES (1) (CONT'D)
NOMINAL IN TERMS OF US DOLLARS

                                                                                                  THREE MONTHS ENDED SEPTEMBER 30
                                                      -----------------------------------------------------------------------------------------------------------------------
                                                                                2006                                                          2005
                                                      -------------------------------------------------------        --------------------------------------------------------
                                                                                   RATE OF INCOME     RATE OF                                     RATE OF INCOME     RATE OF
                                                                                     (EXPENSES)       INCOME                                        (EXPENSES)        INCOME
                                                                                    NOT INCLUDING   (EXPENSES)                                     NOT INCLUDING    (EXPENSES)
                                                                     FINANCING          THE          INCLUDING                      FINANCING          THE           INCLUDING
                                                      AVERAGE          INCOME         EFFECT OF    THE EFFECT OF     AVERAGE          INCOME         EFFECT OF    THE EFFECT OF
                                                     BALANCE (2)     (EXPENSES)      DERIVATIVES    DERIVATIVES     BALANCE (2)     (EXPENSES)     DERIVATIVES      DERIVATIVES
                                                      --------        --------        --------       --------        --------        --------        --------        --------
                                                             US$ MILLIONS                 %              %                 US$ MILLIONS                  %               %
                                                      ------------------------        --------       --------        ------------------------        --------        --------

FOREIGN CURRENCY - DOMESTIC OPERATIONS (4)
Assets                                                 1,427.8            22.7            6.51                        1,506.9            25.2            6.86
Effect of ALM derivatives (3)                                -               -                                            7.7             0.1
                                                      --------        --------                                       --------        --------
Total assets                                           1,427.8            22.7                           6.51         1,514.6            25.3                            6.85
                                                      --------        --------                                       --------        --------
Liabilities                                            1,399.0           (23.6)          (6.92)                       1,454.3           (24.8)          (7.00)
Effect of ALM derivatives (3)                             18.2             0.7                                           46.1             0.2
                                                      --------        --------                                       --------        --------
Total liabilities                                      1,417.2           (22.9)                         (6.62)        1,500.4           (24.6)                          (6.72)
                                                      --------        --------        --------       --------        --------        --------        --------        --------
Interest margin                                                                          (0.41)         (0.11)                                          (0.14)           0.13
                                                                                      --------       --------                                        --------        --------

SEE PAGE 22 FOR COMMENTS ON THE RATES OF FINANCING INCOME AND EXPENSES.

                                       19

                                   Industrial Development Bank of Israel Limited

MANAGEMENT REVIEW
--------------------------------------------------------------------------------

RATES OF FINANCING INCOME AND EXPENSES (1) (CONT'D)
REPORTED AMOUNTS

                                                                                                  NINE MONTHS ENDED SEPTEMBER 30
                                                      -----------------------------------------------------------------------------------------------------------------------
                                                                                2006                                                          2005
                                                      -------------------------------------------------------        --------------------------------------------------------
                                                                                   RATE OF INCOME     RATE OF                                     RATE OF INCOME     RATE OF
                                                                                     (EXPENSES)       INCOME                                        (EXPENSES)        INCOME
                                                                                    NOT INCLUDING   (EXPENSES)                                     NOT INCLUDING    (EXPENSES)
                                                                     FINANCING          THE          INCLUDING                      FINANCING          THE           INCLUDING
                                                      AVERAGE          INCOME         EFFECT OF    THE EFFECT OF     AVERAGE          INCOME         EFFECT OF    THE EFFECT OF
                                                     BALANCE (2)     (EXPENSES)      DERIVATIVES    DERIVATIVES     BALANCE (2)     (EXPENSES)     DERIVATIVES      DERIVATIVES
                                                      --------        --------        --------       --------        --------        --------        --------        --------
                                                             NIS MILLIONS                 %              %                 NIS MILLIONS                  %               %
                                                      ------------------------        --------       --------        ------------------------        --------        --------

ISRAELI CURRENCY - NON-LINKED
Assets                                                   384.7            17.1            5.97                          630.0            28.7            6.12
Effect of ALM derivatives (3)                            150.5             6.2                                          328.9             9.5
                                                      --------        --------                                       --------        --------
Total assets                                             535.2            23.3                           5.85           958.9            38.2                            5.35
                                                      --------        --------                                       --------        --------
Liabilities                                              970.5           (36.1)          (4.99)         (4.99)        1,389.2           (36.7)          (3.54)          (3.54)
                                                      --------        --------        --------       --------        --------        --------        --------        --------
Interest margin                                                                           0.98           0.86                                            2.58            1.81
                                                                                      --------       --------                                        --------        --------

ISRAELI CURRENCY - LINKED TO THE CPI
Assets                                                   579.8            29.8            6.91           6.91           705.0            41.3            7.89            7.89
                                                      --------        --------                                       --------        --------
Liabilities                                              397.5           (13.6)          (4.59)                         490.5           (19.8)          (5.42)
Effect of ALM derivatives (3)                             43.1            (1.5)                                         112.3            (3.4)
                                                      --------        --------                                       --------        --------
Total liabilities                                        440.6           (15.1)                         (4.60)          602.8           (23.2)                          (5.16)
                                                      --------        --------        --------       --------        --------        --------        --------        --------
Interest margin                                                                           2.32           2.31                                            2.47            2.73
                                                                                      --------       --------                                        --------        --------

FOREIGN CURRENCY - DOMESTIC OPERATIONS (4)
Assets                                                 6,546.3           (89.5)          (1.82)                       6,758.3           777.0           15.62
Effect of ALM derivatives (3)                                -               -                                           76.2             7.1
                                                      --------        --------                                       --------        --------
Total assets                                           6,546.3           (89.5)                         (1.82)        6,834.5           784.1                           15.58
                                                      --------        --------                                       --------        --------
Liabilities                                            6,400.8            88.1            1.83                        6,478.9          (762.0)         (15.98)
Effect of ALM derivatives (3)                            107.4             4.2                                          292.8           (14.0)
                                                      --------        --------                                       --------        --------
Total liabilities                                      6,508.2            92.3                           1.89         6,771.7          (776.0)                         (15.56)
                                                      --------        --------        --------       --------        --------        --------        --------        --------
Interest margin                                                                           0.01           0.07                                           (0.36)           0.02
                                                                                      --------       --------                                        --------        --------

TOTAL
Monetary assets                                        7,510.8           (42.6)          (0.76)                       8,093.3           847.0           14.19
Effect of ALM derivatives (3)                            150.5             6.2                                          405.1            16.6
                                                      --------        --------                                       --------        --------
Total monetary assets generating financing
income                                                 7,661.3           (36.4)                         (0.63)        8,498.4           863.6                           13.77
                                                      --------        --------                                       --------        --------
Monetary liabilities generating financing
expenses                                               7,768.8            38.4            0.66                        8,358.6          (818.5)         (13.27)
Effect of ALM derivatives (3)                            150.5             2.7                                          405.1           (17.4)
                                                      --------        --------                                       --------        --------
Total monetary liabilities generating
financing expenses                                     7,919.3            41.1                           0.69         8,763.7          (835.9)                         (12.92)
                                                      --------        --------        --------       --------        --------        --------        --------        --------
Interest margin                                                                          (0.10)          0.06                                            0.92            0.85
                                                                                      --------       --------                                        --------        --------

SEE PAGE 22 FOR COMMENTS ON THE RATES OF FINANCING INCOME AND EXPENSES.

                                       20

                                   Industrial Development Bank of Israel Limited

MANAGEMENT REVIEW
--------------------------------------------------------------------------------

RATES OF FINANCING INCOME AND EXPENSES (1) (CONT'D)
REPORTED AMOUNTS

                                                                                                  NINE MONTHS ENDED SEPTEMBER 30
                                                      -----------------------------------------------------------------------------------------------------------------------
                                                                                2006                                                          2005
                                                      -------------------------------------------------------        --------------------------------------------------------
                                                                                   RATE OF INCOME     RATE OF                                     RATE OF INCOME     RATE OF
                                                                                     (EXPENSES)       INCOME                                        (EXPENSES)        INCOME
                                                                                    NOT INCLUDING   (EXPENSES)                                     NOT INCLUDING    (EXPENSES)
                                                                     FINANCING          THE          INCLUDING                      FINANCING          THE           INCLUDING
                                                      AVERAGE          INCOME         EFFECT OF    THE EFFECT OF     AVERAGE          INCOME         EFFECT OF    THE EFFECT OF
                                                     BALANCE (2)     (EXPENSES)      DERIVATIVES    DERIVATIVES     BALANCE (2)     (EXPENSES)     DERIVATIVES      DERIVATIVES
                                                      --------        --------        --------       --------        --------        --------        --------        --------
                                                             NIS MILLIONS                 %              %                 NIS MILLIONS                  %               %
                                                      ------------------------        --------       --------        ------------------------        --------        --------

In respect of options                                                        -                                                           (0.6)
Financing commissions and other
 financing income                                                         18.3                                                           27.9
Other financing expenses                                                  (8.4)                                                          (8.6)
                                                                      --------                                                       --------
Profit from financing operations before
 allowance for doubtful debts                                             14.6                                                           46.4
Allowance for doubtful debts (including general
 and supplementary allowance)                                            (24.3)                                                         (34.1)
                                                                      --------                                                       --------
Profit (loss) from financing operations after
 allowance for doubtful debts                                             (9.7)                                                          12.3
                                                                      ========                                                       ========
Other monetary assets                                    869.2                                                          850.5
General and supplementary allowance for
 doubtful debts                                          (55.7)                                                         (67.2)
Non-monetary assets                                       58.7                                                           63.1
                                                      --------                                                       --------
Total assets                                           8,383.0                                                        8,939.7
                                                      ========                                                       ========

Other monetary liabilities                                91.4                                                           67.0
Non-monetary liabilities                                   1.7                                                            2.7
Capital resources                                        521.1                                                          511.4
                                                      --------                                                       --------

Total liabilities and capital resources                8,383.0                                                        8,939.7
                                                      ========                                                       ========

SEE PAGE 22 FOR COMMENTS ON THE RATES OF FINANCING INCOME AND EXPENSES.

                                       21

                                   Industrial Development Bank of Israel Limited

MANAGEMENT REVIEW
--------------------------------------------------------------------------------

RATES OF FINANCING INCOME AND EXPENSES (1) (CONT'D)
NOMINAL IN TERMS OF US DOLLARS

                                                                                                  NINE MONTHS ENDED SEPTEMBER 30
                                                      -----------------------------------------------------------------------------------------------------------------------
                                                                                2006                                                          2005
                                                      -------------------------------------------------------        --------------------------------------------------------
                                                                                   RATE OF INCOME     RATE OF                                     RATE OF INCOME     RATE OF
                                                                                     (EXPENSES)       INCOME                                        (EXPENSES)        INCOME
                                                                                    NOT INCLUDING   (EXPENSES)                                     NOT INCLUDING    (EXPENSES)
                                                                     FINANCING          THE          INCLUDING                      FINANCING          THE           INCLUDING
                                                      AVERAGE          INCOME         EFFECT OF    THE EFFECT OF     AVERAGE          INCOME         EFFECT OF    THE EFFECT OF
                                                     BALANCE (2)     (EXPENSES)      DERIVATIVES    DERIVATIVES     BALANCE (2)     (EXPENSES)     DERIVATIVES      DERIVATIVES
                                                      --------        --------        --------       --------        --------        --------        --------        --------
                                                             US$ MILLIONS                 %              %                 US$ MILLIONS                  %               %
                                                      ------------------------        --------       --------        ------------------------        --------        --------

FOREIGN CURRENCY - DOMESTIC OPERATIONS (4)
Assets                                                 1,442.0            72.2            6.73                        1,527.1            76.8            6.76
Effect of ALM derivatives (3)                                -               -                                           17.4             1.6
                                                      --------        --------                                       --------        --------
Total assets                                           1,442.0            72.2                           6.73         1,544.5            78.4                            6.82
                                                      --------        --------                                       --------        --------
Liabilities                                            1,410.0           (71.8)          (6.85)                       1,463.8           (75.3)          (6.92)
Effect of ALM derivatives (3)                             23.6             1.0                                           66.4            (3.1)
                                                      --------        --------                                       --------        --------
Total liabilities                                      1,433.6           (70.8)                         (6.64)        1,530.2           (78.4)                          (6.89)
                                                      --------        --------        --------       --------        --------        --------        --------        --------
Interest margin                                                                          (0.12)          0.09                                           (0.16)          (0.07)
                                                                                      --------       --------                                        --------        --------

FOOTNOTES:

(1)  The data in this table are presented before and after the effect of derivative instruments (including the off-balance sheet effects of derivative instruments).

(2)  Based on monthly opening balances except for the non-linked Israeli currency segment where the balance is based on daily figures, and net of the average balance of the specific allowances for doubtful debts.

(3)  Derivatives (ALM) which comprise part of the Bank's asset and liability management.

(4)  Including Israeli currency linked to foreign currency.

                                       22

CERTIFICATION

I, Uri Galili, hereby certify as follows:

1.   I have reviewed the quarterly report of The Industrial Development Bank of
     Israel Ltd. (hereinafter - the Bank) for the quarter ended September 30,
     2006 (hereinafter - the report).

2.   Based on my knowledge, the report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by the report.

3.   Based on my knowledge, the quarterly financial statements and other financial information included in the report fairly present in all material respects, the Bank's financial condition, results of operations and changes in the shareholders' equity as of and for the periods presented in the report.

4.   The Bank's other certifying officers and I are responsible for establishing and maintaining controls and procedures necessary for the required disclosure in the Bank's report. Furthermore:

     A.   We have established such controls and procedures, or caused such controls and procedures to be established under our supervision, intended to ensure that material information relating to the Bank is made known to us by others in the Bank, particularly during the period of preparing the report;

     B.   We have evaluated the effectiveness of the Bank's disclosure controls and procedures and we have presented our conclusions regarding the effectiveness of the disclosure controls and procedures as of the end of the period covered by the report based on such evaluation; and

     C.   We have disclosed in the report any change in the internal control of the Bank over financial reporting that occurred in this quarter and that has materially affected, or is reasonably likely to materially affect, the internal control of the Bank over financial reporting; and

5.   The Bank's other certifying officers and I have disclosed to the Bank's auditor, Board of Directors and Audit Committee, based on our most recent evaluation of the internal control over financial reporting, as follows:

     A.   All significant deficiencies and material weaknesses relating to the establishment or operation of internal control over financial reporting that are reasonably likely to adversely affect the ability of the Bank to record, process, summarize and report financial information; and

     B.   Any fraud, whether or not material, which involves Management or other employees who have a significant role in the Bank's internal control over financial reporting.

The aforementioned does not derogate from my responsibility or from the responsibility of any other person according to the law.

-------------------------------------------
U. Galili - General Manager

November 28, 2006

                                       23

CERTIFICATION

I, Rimon Shmaya, hereby certify as follows:

1.   I have reviewed the quarterly report of The Industrial Development Bank of
     Israel Ltd. (hereinafter - the Bank) for the quarter ended September 30,
     2006 (hereinafter - the report).

2.   Based on my knowledge, the report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by the report.

3.   Based on my knowledge, the quarterly financial statements and other financial information included in the report fairly present in all material respects, the Bank's financial condition, results of operations and changes in the shareholders' equity as of and for the periods presented in the report.

4.   The Bank's other certifying officers and I are responsible for establishing and maintaining controls and procedures necessary for the required disclosure in the Bank's report. Furthermore:

     A.   We have established such controls and procedures, or caused such controls and procedures to be established under our supervision, intended to ensure that material information relating to the Bank is made known to us by others in the Bank, particularly during the period of preparing the report;

     B.   We have evaluated the effectiveness of the Bank's disclosure controls and procedures and we have presented our conclusions regarding the effectiveness of the disclosure controls and procedures as of the end of the period covered by the report based on such evaluation; and

     C.   We have disclosed in the report any change in the internal control of the Bank over financial reporting that occurred in this quarter and that has materially affected, or is reasonably likely to materially affect, the internal control of the Bank over financial reporting; and

5.   The Bank's other certifying officers and I have disclosed to the Bank's auditor, Board of Directors and Audit Committee, based on our most recent evaluation of the internal control over financial reporting, as follows:

     A.   All significant deficiencies and material weaknesses relating to the establishment or operation of internal control over financial reporting that are reasonably likely to adversely affect the ability of the Bank to record, process, summarize and report financial information; and

     B.   Any fraud, whether or not material, which involves Management or other employees who have a significant role in the Bank's internal control over financial reporting.

The aforementioned does not derogate from my responsibility or from the responsibility of any other person according to the law.

-------------------------------------------
R. Shmaya - Comptroller

November 28, 2006

                                       24

-----------------------------------------------------------------------------------------------------------
                                                                   |    KESSELMAN & KESSELMAN
SOMEKH CHAIKIN                        Telephone   972 3 684 8000   |    Certified Public Accountants (Isr.)
KPMG Millennium Tower                 Fax         972 3 684 8444   |    Trade Tower, 25 Hamered Street
17 Ha'arba'a Street, PO Box 609       Internet    www.kpmg.co.il   |    Tel Aviv 68125 Israel
Tel Aviv 61006 Israel                                              |    P.O Box 452 Tel Aviv 61003
                                                                   |    Telephone +972-3-7954555
                                                                   |    Facsimile +972-3-7954556

The Board of Directors
THE INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED

Dear Sirs,

RE:  REVIEW OF THE CONDENSED UNAUDITED INTERIM FINANCIAL STATEMENTS FOR THE
     THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2006

At your request, we reviewed the condensed interim balance sheet of The
Industrial Development Bank of Israel Limited as at September 30, 2006 and the
condensed interim statement of income and the condensed interim statement of shareholders' equity for the three and nine-month periods then ended.

The financial statements of the Bank as at December 31, 2005 and for the year then ended, as well as the condensed interim financial statements of the Bank as at September 30, 2005 and for the three and nine-month periods then ended, were audited and reviewed, respectively, only by Somekh Chaikin CPA (Isr.).

Our review was conducted in accordance with procedures prescribed by the
Institute of Certified Public Accountants in Israel and included, inter alia, reading the said financial statements, reading the minutes of the shareholders'
meetings and of the Board of Directors and its committees, as well as making inquiries of persons responsible for financial and accounting matters at the
Bank.

Since the review performed is limited in scope and does not constitute an audit in accordance with generally accepted auditing standards, we do not express an opinion on the said condensed interim financial statements.

Based on our review, we are not aware of any material modifications that would have to be made to the condensed interim financial statements referred to above in order for them to be in conformity with generally accepted accounting principles, and in accordance with the directives and guidelines of the
Supervisor of Banks.

We would call attention to the following:

A.   Note 1 of the condensed interim financial statements regarding the severe liquidity problems the Bank experienced in August 2002, which were caused by increased withdrawals of public deposits, the interest-bearing special line of credit that was provided to the Bank by the Bank of Israel, the decision of the Bank's Board of Directors to adopt the "Run-Off" plan for the supervised sale of the Bank's credit assets and to extend the plan until July 31, 2008, the agreement of the Bank's Board of Directors to restrict the license of the Bank and to limit its duration until the end of the "Run-Off " plan, the announcement of the Governor of the Bank of Israel regarding the restriction of the Bank's license and its being revoked as from August 1, 2008, and the decision of the Ministerial Committee for
     Social and Economic Affairs (the Social-Economic Cabinet) to extend the
     "Run-Off" plan (hereinafter - the Government decision extending the
     "Run-Off" plan), all as detailed in the said note.

                                       25

     The Bank's ability to continue to operate as a going concern depends upon the continuation of the special line of credit from the Bank of Israel and the implementation of the Government decision extending the "Run-Off" plan.

B.   Note 6 of the condensed interim financial statements regarding the minimum capital ratio of the Bank as at September 30, 2006, which is below the minimum of 9% set by the Supervisor of Banks in Proper Banking Procedures.

C.   Note 8 of the condensed interim financial statements regarding the litigation pending against the Bank and its senior officers, all as detailed in the aforementioned note.

The condensed interim financial statements do not contain any changes in the value or classification of assets or liabilities that may be needed when the
Bank ceases operating as a banking entity.

Somekh Chaikin                               Kesselman & Kesselman
Certified Public Accountants (Isr.)          Certified Public Accountants (Isr.)

November 28, 2006

                                       26

CONDENSED BALANCE SHEETS
--------------------------------------------------------------------------------

REPORTED AMOUNTS

                                                         SEPTEMBER 30
                                                    ----------------------      DECEMBER 31
                                                      2006           2005           2005
                                                    -------        -------        -------
                                                  (UNAUDITED)    (UNAUDITED)     (AUDITED)
                                                    -------        -------        -------
                                                  NIS MILLIONS   NIS MILLIONS   NIS MILLIONS
                                                    -------        -------        -------

ASSETS

Cash and deposits with banks                           50.0           79.7           72.9

Securities                                             50.3           63.6           63.2

Credit to the public                                6,773.9        7,820.1        7,680.7

Credit to governments                                  47.1           63.0           59.0

Fixed assets                                            1.0            1.2            1.2

Other assets                                           11.3           11.1           15.6

Perpetual deposits with the Israeli Treasury          840.2          821.7          828.2
                                                    -------        -------        -------
Total assets                                        7,773.8        8,860.4        8,720.8
                                                    =======        =======        =======

                                       27

                               The Industrial Development Bank of Israel Limited

--------------------------------------------------------------------------------

REPORTED AMOUNTS

                                                       SEPTEMBER 30
                                                  ----------------------      DECEMBER 31
                                                    2006           2005          2005
                                                  -------        -------        -------
                                                (UNAUDITED)    (UNAUDITED)     (AUDITED)
                                                  -------        -------        -------
                                                NIS MILLIONS   NIS MILLIONS   NIS MILLIONS
                                                  -------        -------        -------

LIABILITIES AND SHAREHOLDERS' EQUITY

Deposits of the public                               74.0          255.3          178.2

Deposits of banks                                   832.2        1,073.2        1,048.8

Deposits of the Government                        6,270.3        6,923.8        6,883.0

Perpetual deposit                                     0.1            0.1            0.1

Capital notes                                        24.9           27.3           26.9

Other liabilities                                    55.0           57.0           56.4

Non-participating shares *                          308.7          329.9          330.3

Participating shares *                              190.8              -              -
                                                  -------        -------        -------

Total liabilities                                 7,756.0        8,666.6        8,523.7
                                                  -------        -------        -------

Shareholders' equity                                 17.8          193.8          197.1
                                                  -------        -------        -------

Total liabilities and shareholders' equity        7,773.8        8,860.4        8,720.8
                                                  =======        =======        =======

*    See Note 3.

---------------------            ---------------                    ------------
  DR. RAANAN COHEN                 URI GALILI                       RIMON SHMAYA
Chairman of the Board            General Manager                    Comptroller

November 28, 2006

The accompanying notes are an integral part of the condensed financial statements.

                                       28

                               The Industrial Development Bank of Israel Limited

CONDENSED STATEMENTS OF INCOME
--------------------------------------------------------------------------------

REPORTED AMOUNTS

                                   THREE MONTHS ENDED SEPTEMBER 30 NINE MONTHS ENDED SEPTEMBER 30   YEAR ENDED
                                        --------------------          ----------------------        DECEMBER 31
                                         2006           2005           2006             2005           2005
                                        -----           ----          -------           ----           ----
                                     (UNAUDITED)     (UNAUDITED)    (UNAUDITED)      (UNAUDITED)     (AUDITED)
                                        -----           ----          -------           ----           ----
                                    NIS MILLIONS   NIS MILLIONS    NIS MILLIONS     NIS MILLIONS   NIS MILLIONS
                                        -----           ----          -------           ----           ----

Profit from financing
 operations before
 allowance for doubtful debts             3.1           17.3             14.6           46.4           61.6
Allowance for doubtful debts              4.8           12.9             24.3           34.1           44.2
                                        -----           ----          -------           ----           ----
Profit (loss) from financing
 operations after
 allowance for doubtful debts            (1.7)           4.4             (9.7)          12.3           17.4
                                        -----           ----          -------           ----           ----
OPERATING AND OTHER INCOME
Operating commissions                     0.2            0.2              0.9            1.4            2.2
Gains from investments
 in shares                                0.9            3.5             12.8           11.7           11.3
Other income                              0.9            2.1              2.5            4.3            4.7
                                        -----           ----          -------           ----           ----
Total operating and
 other income                             2.0            5.8             16.2           17.4           18.2
                                        -----           ----          -------           ----           ----
OPERATING AND
 OTHER EXPENSES
Salaries and related expenses             4.0            5.1             13.1           16.6           18.2
Retirement of employees                   0.3            0.1              0.5            4.0            5.5
Maintenance and depreciation
 of buildings and equipment               0.6            0.9              1.9            2.9            3.8
Other expenses                            3.3            3.6              9.2           12.5           16.5
                                        -----           ----          -------           ----           ----
Total operating and
 other expenses                           8.2            9.7             24.7           36.0           44.0
                                        -----           ----          -------           ----           ----
Operating profit (loss) before
 taxes on income                         (7.9)           0.5            (18.2)          (6.3)          (8.4)
Tax provision on
 operating profit                           -              -                -              -              -
                                        -----           ----          -------           ----           ----

NET EARNINGS (LOSS)                      (7.9)           0.5            (18.2)          (6.3)          (8.4)
                                        =====           ====          =======           ====           ====

NET EARNINGS (LOSS) PER SHARE
  IN NIS
"A" ordinary shares                    (523.2)         *33.1         (1,205.3)        *417.2        *(556.3)

* Restated (see Note 3).

The accompanying notes are an integral part of the condensed financial statements.

                                       29

                               The Industrial Development Bank of Israel Limited

CONDENSED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------

REPORTED AMOUNTS

                                                             THREE MONTHS ENDED SEPTEMBER 30, 2006 (UNAUDITED)
                                           ------------------------------------------------------------------------------------
                                                                                        ADJUSTMENTS
                                                                                           FROM
                                                          ACCUMULATED     ACCUMULATED  PRESENTATION OF
                                                         DIFFERENCE ON   DIFFERENCE ON  AVAILABLE-FOR-
                                        SHARE CAPITAL   TRANSLATION OF    TRANSLATION       SALE                          TOTAL
                                         AND PREMIUM     DOLLAR LINKED   OF CPI LINKED   SECURITIES   ACCUMULATED     SHAREHOLDERS'
                                          ON SHARES         DEPOSIT         DEPOSIT    AT FAIR VALUE      LOSS            EQUITY
                                           -------           -----           -----          ---           -----           -----
                                                                                NIS MILLIONS
                                           ------------------------------------------------------------------------------------

BALANCE AS AT THE BEGINNING OF
 THE PERIOD                                  207.1               -           323.1          1.8          (524.2)            7.8
Loss for the period                              -               -               -            -            (7.9)           (7.9)
Adjustments from presentation
 of available-for-sale
 securities at fair value                        -               -               -          0.3               -             0.3
Translation differences
 relating to a perpetual deposit                 -               -            17.6            -               -            17.6
                                           -------          ------           -----         ----          ------          ------

BALANCE AS AT THE END
 OF THE PERIOD                               207.1               -           340.7          2.1          (532.1)           17.8
                                           =======          ======           =====         ====          ======          ======

                                                             THREE MONTHS ENDED SEPTEMBER 30, 2005 (UNAUDITED)
                                           ------------------------------------------------------------------------------------
                                                                                        ADJUSTMENTS
                                                                                           FROM
                                                          ACCUMULATED     ACCUMULATED  PRESENTATION OF
                                                         DIFFERENCE ON   DIFFERENCE ON  AVAILABLE-FOR-
                                        SHARE CAPITAL   TRANSLATION OF    TRANSLATION       SALE                          TOTAL
                                         AND PREMIUM     DOLLAR LINKED   OF CPI LINKED   SECURITIES   ACCUMULATED     SHAREHOLDERS'
                                          ON SHARES         DEPOSIT         DEPOSIT    AT FAIR VALUE      LOSS            EQUITY
                                           -------           -----           -----          ---           -----           -----
                                                                                NIS MILLIONS
                                           ------------------------------------------------------------------------------------

BALANCE AS AT THE BEGINNING
 OF THE PERIOD                             1,199.4          (697.5)          187.4          3.5          (512.3)          180.5
Net earnings for the period                      -               -               -            -             0.5             0.5
Adjustments from
 presentation of
 available-for-sale
 securities at fair value                        -               -               -          3.3               -             3.3
Translation differences
 relating to a perpetual deposit                 -               -             9.5            -               -             9.5
                                           -------          ------           -----         ----          ------          ------

BALANCE AS AT THE END OF
 THE PERIOD                                1,199.4          (697.5)          196.9          6.8          (511.8)          193.8
                                           =======          ======           =====         ====          ======          ======

                                                             NINE MONTHS ENDED SEPTEMBER 30, 2006 (UNAUDITED)
                                           ------------------------------------------------------------------------------------
                                                                                        ADJUSTMENTS
                                                                                           FROM
                                                          ACCUMULATED     ACCUMULATED  PRESENTATION OF
                                                         DIFFERENCE ON   DIFFERENCE ON  AVAILABLE-FOR-
                                        SHARE CAPITAL   TRANSLATION OF    TRANSLATION       SALE                          TOTAL
                                         AND PREMIUM     DOLLAR LINKED   OF CPI LINKED   SECURITIES   ACCUMULATED     SHAREHOLDERS'
                                          ON SHARES         DEPOSIT         DEPOSIT    AT FAIR VALUE      LOSS            EQUITY
                                           -------           -----           -----          ---           -----           -----
                                                                                NIS MILLIONS
                                           ------------------------------------------------------------------------------------

BALANCE AS AT THE, BEGINNING
  OF THE PERIOD                            1,199.4          (697.5)          203.0          6.1          (513.9)          197.1
Adjustments as at January 1,
  2006, deriving from initial
  implementation of Accounting
  Standard No. 22 (see Note 3)              (992.3)          697.5            90.7            -               -          (204.1)
                                           -------          ------           -----         ----          ------          ------
Balance as at January 1, 2006
  after initial implementation of
  Accounting Standard No. 22                 207.1               -           293.7          6.1          (513.9)           (7.0)
Loss for the period                              -               -               -            -           (18.2)          (18.2)
Adjustments from presentation
 of available-for-sale
 securities at fair value                        -               -               -         (4.0)              -            (4.0)
Translation differences
 relating to a perpetual deposit                 -               -            47.0            -               -            47.0
                                           -------          ------           -----         ----          ------          ------

BALANCE AS AT THE END OF
 THE PERIOD                                  207.1               -           340.7          2.1          (532.1)           17.8
                                           =======          ======           =====         ====          ======          ======

The accompanying notes are an integral part of the condensed financial statements.

                                       30

                               The Industrial Development Bank of Israel Limited

CONDENSED STATEMENT OF SHAREHOLDERS' EQUITY (CONT'D)
--------------------------------------------------------------------------------

REPORTED AMOUNTS

                                                            NINE MONTHS ENDED SEPTEMBER 30, 2005 (UNAUDITED)
                                          -----------------------------------------------------------------------------------
                                                                                        ADJUSTMENTS
                                                                                           FROM
                                                         ACCUMULATED     ACCUMULATED  PRESENTATION OF
                                                        DIFFERENCE ON   DIFFERENCE ON  AVAILABLE-FOR-
                                       SHARE CAPITAL   TRANSLATION OF    TRANSLATION       SALE                         TOTAL
                                        AND PREMIUM     DOLLAR LINKED   OF CPI LINKED   SECURITIES   ACCUMULATED    SHAREHOLDERS'
                                         ON SHARES         DEPOSIT         DEPOSIT    AT FAIR VALUE     LOSS            EQUITY
                                          -------           -----           -----          ---          -----           -----
                                                                               NIS MILLIONS
                                          -----------------------------------------------------------------------------------

BALANCE AS AT THE
 BEGINNING OF
 THE PERIOD (AUDITED)                     1,199.4         (697.5)          202.5           0.3         (505.5)          199.2
Loss for the period                             -              -               -             -           (6.3)           (6.3)
Adjustments
 from presentation
 of available-for-sale
 securities at fair value                       -              -               -           6.5              -             6.5
Translation differences
 relating to a perpetual deposit                -              -            (5.6)            -              -            (5.6)
                                          -------         ------           -----          ----         ------          ------

BALANCE AS AT THE END OF
  THE PERIOD                              1,199.4         (697.5)          196.9           6.8         (511.8)          193.8
                                          =======         ======           =====          ====         ======          ======

                                                                     YEAR ENDED DECEMBER 31, 2005 (AUDITED)
                                          -----------------------------------------------------------------------------------
                                                                                        ADJUSTMENTS
                                                                                           FROM
                                                         ACCUMULATED     ACCUMULATED  PRESENTATION OF
                                                        DIFFERENCE ON   DIFFERENCE ON  AVAILABLE-FOR-
                                       SHARE CAPITAL   TRANSLATION OF    TRANSLATION       SALE                         TOTAL
                                        AND PREMIUM     DOLLAR LINKED   OF CPI LINKED   SECURITIES   ACCUMULATED    SHAREHOLDERS'
                                         ON SHARES         DEPOSIT         DEPOSIT    AT FAIR VALUE     LOSS            EQUITY
                                          -------           -----           -----          ---          -----           -----
                                                                               NIS MILLIONS
                                          -----------------------------------------------------------------------------------

BALANCE AS AT THE BEGINNING
 OF THE YEAR                              1,199.4         (697.5)          202.5           0.3         (505.5)          199.2
Net loss for the year                           -              -               -             -           (8.4)           (8.4)
Adjustments from
 presentation of
 available-for-
 sale securities at fair value                  -              -               -           5.8              -             5.8
Translation differences
relating to a perpetual deposit                 -              -             0.5             -              -             0.5
                                          -------         ------           -----          ----         ------          ------

BALANCE AS AT THE END OF THE YEAR         1,199.4         (697.5)          203.0           6.1         (513.9)          197.1
                                          =======         ======           =====          ====         ======          ======

The accompanying notes are an integral part of the condensed financial statements.

                                       31

                               The Industrial Development Bank of Israel Limited

NOTES TO THE CONDENSED FINANCIAL STATEMENTS AS AT SEPTEMBER 30, 2006 (UNAUDITED)
--------------------------------------------------------------------------------

NOTE 1 - THE RUN-OFF PLAN AND THE SPECIAL LINE OF CREDIT FROM THE BANK OF ISRAEL

     Due to increased withdrawals of deposits during the third quarter of 2002, the Bank experienced severe liquidity problems, following which the Bank turned to the Governor of the Bank of Israel (hereinafter - the "Governor")
     on August 22, 2002, with a request for a special line of credit.

     THE DECISIONS OF THE MINISTERIAL COMMITTEE FOR SOCIAL AND ECONOMIC AFFAIRS
     REGARDING ADOPTION OF THE RUN-OFF PLAN AND ITS EXTENSION

     On October 10, 2005 the Ministerial Committee for Social and Economic
     Affairs (the Social Economic Cabinet) approved extension of the Bank's
     "Run-Off" plan, after two years earlier, on July 29, 2003, it had decided to adopt the "Run-Off" plan. The main principles of the Committee's decision of October 10, 2005 are as follows:

     o    The assets of the Bank are to be sold in a supervised process and over a period that will end by July 31, 2008, in the framework of the
          "Run-Off" plan approved by the Bank's Board of Directors and with the changes to be determined by the Accountant General and the Government
          Companies Authority.

     o    The amount of the special line of credit provided by the Bank of
          Israel to the Bank will not exceed NIS 1.25 billion and during the period of the "Run-Off" plan will not exceed the amounts approved by the Bank of Israel.

     o    The Bank will not use the special line of credit or other sources for the purpose of providing new credit.

     o    The Government is responsible for the repayment of the special line of credit as from July 1, 2005, on the condition that the interest on the credit line until the end of the plan shall not exceed the Bank of
          Israel interest rate.

     o    If at the end of the "Run-Off " plan there remains an unpaid balance of the special line of credit, the Government will repay the balance to the Bank of Israel until July 31, 2008. The Government has noted
          before it the announcement of the Governor of the Bank of Israel that in exchange for its repayment of the credit balance, the collateral that was provided by the Bank for repayment of the credit will be assigned in its favor (the debenture from November 14, 2002 by which the Bank created a general floating lien in favor of the Bank of
          Israel, as amended on December 29, 2005).

     The Bank is presently in the process of implementing the "Run-off" plan as described below.

     THE SPECIAL LINE OF CREDIT FROM THE BANK OF ISRAEL

     Following the liquidity problems encountered by the Bank in the third quarter of 2002, the Bank of Israel provided to it a special line of credit, which the Governor recently extended until July 31, 2008 in his letter from October 30, 2005. The terms of the credit line were determined by the Governor of the Bank of Israel and over time underwent changes. The present terms of the special line of credit are specified in the aforementioned letter of the Governor from October 30, 2005, and the principal terms are as follows:

     o    The credit line will be in effect until no later than July 31, 2008.

     o    The maximum amount of the credit line will at no time exceed NIS 1.25 billion and it will decline in accordance with a forecast that was attached to the notice of the Governor of the Bank of Israel regarding extension of the line until July 31, 2008.

                                       32

                               The Industrial Development Bank of Israel Limited

NOTES TO THE CONDENSED FINANCIAL STATEMENTS AS AT SEPTEMBER 30, 2006 (UNAUDITED)
--------------------------------------------------------------------------------

NOTE 1 - THE RUN-OFF PLAN AND THE SPECIAL LINE OF CREDIT FROM THE BANK OF ISRAEL
         (CONT'D)

     THE SPECIAL LINE OF CREDIT FROM THE BANK OF ISRAEL (CONT'D)

     o    The Bank will be allowed to continue to use the credit line in order to meet the liquidity needs it has for fulfilling its current banking obligations.

     o    The interest on the utilized credit will be the "Bank of Israel interest rate" (it is noted that before July 29, 2003 the utilized credit bore a higher rate of interest).

     o    Any significant administrative expense that deviates from the Bank's ordinary course of business and has an effect on its business results will require the approval of the Bank of Israel.

     o    Limitations were set on the Bank's volume of activity with respect to making deposits with banks and pledging them.

     The letter of the Governor from October 30, 2005 stated that if the Bank of
     Israel should see fit, and to the extent required at its sole discretion, additional restrictions regarding the Bank's operations besides those specified in the aforementioned letter will be considered, whether or not as a result of non-compliance with the objectives of the "Run-Off" plan.

     The utilized balance of the special line of credit from the Bank of Israel
     (not including interest accrued but not yet charged) as at September 30,
     2006 was NIS 810 million (compared with NIS 1,028 million as at December
     31, 2005).

     THE COMPONENTS OF THE RUN-OFF PLAN

     The principal components of the "Run-Off" plan that was approved by the
     Bank's Board of Directors are a supervised sale of the Bank's credit assets by the end of the plan and a significant reduction in manpower and in operating expenses, subject to the continued granting of the special line of credit by the Bank of Israel. As a part of this process the Bank also implemented an extensive and detailed efficiency plan.

     In accordance with the "Run-Off" plan and the complementary efficiency plan, the Bank refrains from granting new credit and concentrates its activities on collecting the existing credit.

     As part of the implementation of its plans, the Bank has significantly reduced or completely discontinued the following activities: foreign currency and foreign trade activity, maintenance of a dealing room, maintenance of current accounts and securities accounts, processing grants, operating cash and clearing facilities (independently) and credit cards.
     The Bank also refrains from accepting new deposits and it has recently stopped (subject to certain exceptions) renewing existing deposits that have reached maturity.

     The reduction in the Bank's operations was accompanied also by a reduction in the Bank's staff.

     On July 26, 2005, the Bank's Board of Directors discussed a document that had been prepared regarding the extension of the "Run-Off" plan. In light of the document's conclusion regarding the advantages of extending the plan, the Board of Directors approved extension of the plan until July 31,
     2008. Furthermore, at the same time the Bank's Board of Directors decided that due to the reduction in the Bank's activity according to the "Run-Off"
     plan and the date of its termination, the Bank would notify the Governor of the Bank of Israel that it agrees that its banking license be restricted in a manner that reflects its reduced activity as derived from the "Run-Off"
     plan, and to the restricted license specifying that it is in force until the end of the extension period of the plan (July 31, 2008).

                                       33

                               The Industrial Development Bank of Israel Limited

NOTES TO THE CONDENSED FINANCIAL STATEMENTS AS AT SEPTEMBER 30, 2006 (UNAUDITED)
--------------------------------------------------------------------------------

NOTE 1 - THE RUN-OFF PLAN AND THE SPECIAL LINE OF CREDIT FROM THE BANK OF ISRAEL
        (CONT'D)

     THE COMPONENTS OF THE RUN-OFF PLAN (CONT'D)

     In his letter from January 29, 2006 the Bank was notified by the Governor of the Bank of Israel as follows:

     o    The banking license the Bank received on June 4, 1989 will be restricted so that the Bank cannot engage in any business it did not engage in prior to the date of the license (until the date of the license the Bank engaged in financing investments) and without derogating from the generality of the aforementioned, the Bank will not receive new deposits and will not renew deposits reaching their current date of maturity, other than from the shareholders.

     o    The Bank's banking license will be revoked as from August 1, 2008.

     The ability of the Bank to repay its liabilities is contingent upon the continuation of the special line of credit from the Bank of Israel and implementation of the decision of the Ministerial Committee for Social and
     Economic Affairs regarding the "Run-Off" plan.

     The financial statements do not contain any changes in the value and classification of assets and liabilities that may be needed when the Bank ceases operating as a banking entity.

NOTE 2 - ACCOUNTING POLICY

     The condensed interim financial statements are presented in accordance with accounting principles implemented for purposes of preparing interim financial statements. The accounting principles implemented in the preparation of the interim financial statements are consistent with those applied in the preparation of the audited financial statements as at
     December 31, 2005 except for that mentioned in Note 3 below. These financial statements should be read in conjunction with the annual financial statements as at December 31, 2005 and for the year then ended, together with their accompanying notes.

NOTE 3 - INITIAL IMPLEMENTATION OF ACCOUNTING STANDARDS

     A.   ACCOUNTING STANDARD 21 REGARDING EARNINGS PER SHARE - As from January
          1, 2006 the Bank implements Accounting Standard No. 21, "Earnings per
          Share" (hereinafter - the Standard) of the Israel Accounting Standards
          Board. This standard, which is based on International Accounting
          Standard No. 33, replaces Opinion No. 55 of the Institute of Certified
          Public Accountants in Israel on the matter, and provides new rules for calculating and presenting earnings per share in the financial statements. In accordance with the provisions of the Standard, the
          Bank calculates basic earnings per share with respect to earnings or loss from continuing operations, which is attributable to the ordinary shareholders. The earnings per share is calculated by dividing the earnings or loss attributable to the ordinary shareholders with the weighted average number of ordinary shares outstanding during the period. In the past the earnings per share data were given in relation to an amount which equals US$1 of the par value of the shares, according to the basic exchange rate to which they are linked. The earnings per share data included in the comparative figures in these financial statements have been restated due to the retroactive implementation of the calculation rules of the new standard.

                                       34

                               The Industrial Development Bank of Israel Limited

NOTES TO THE CONDENSED FINANCIAL STATEMENTS AS AT SEPTEMBER 30, 2006 (UNAUDITED)
--------------------------------------------------------------------------------

NOTE 3 - INITIAL IMPLEMENTATION OF ACCOUNTING STANDARDS (CONT'D)

     B.   ACCOUNTING STANDARD 22 REGARDING THE DISCLOSURE AND PRESENTATION OF
          FINANCIAL INSTRUMENTS - In July 2005 the Israel Accounting Standards
          Board published Accounting Standard No. 22, "Financial Instruments:
          Disclosure and Presentation" (hereinafter - the Standard). The
          Standard provides rules for presenting financial instruments in the financial statements and specifies the proper disclosure required in respect thereto. Furthermore, the Standard provides the method for classifying financial instruments as financial liabilities and as shareholders' equity, for classifying the interest, dividends, losses and gains related to them and the circumstances for offsetting financial assets and financial liabilities, and it annuls Opinion 53,
          "The Accounting Treatment of Convertible Liabilities" and Opinion 48,
          "The Accounting Treatment of Options".

          The Supervisor of Banks had published directives with respect to certain matters relating to the treatment of the abovementioned issues. These directives will apply to the Bank with respect to such matters.

          As a result of adoption of the Standard, the shareholders' equity decreased by the amount of NIS 204.1 million following the reclassification of classes C, CC and CC1 participating preference shares, which were included in the past in the shareholders' equity, as liabilities in respect of participating preference shares.

          The Standard was adopted on a prospective basis and the comparative data relating to prior periods were not restated.

NOTE 4 - DISCLOSURE OF NEW ACCOUNTING STANDARDS IN THE PERIOD PRIOR TO
         IMPLEMENTATION

     A.   In July 2006, the Israeli Accounting Standards Board issued Accounting
          Standard No. 29, "Adoption of International Financial Reporting
          Standards (IFRS) (hereinafter - the "Standard"). The Standard prescribes that entities that are subject to the Israeli Securities
          Law - 1968 and that are required to file reports under the provisions of this law, shall present their financial statements for periods commencing on January 1, 2008 in accordance with International
          Financial Reporting Standards. The Standard permits early adoption, commencing with financial statements issued after July 31, 2006. The above does not apply to entities that are subject to the Securities
          Regulations (Periodic and Immediate Reports of a Foreign Corporation)
          - 2000, and whose financial statements are not presented in accordance with accounting principles generally accepted in Israel. Moreover, the
          Standard states that entities that are not subject to the Securities
          Law - 1968 and that are not required to report under the provisions of that law are also permitted to present their financial statements in accordance with IFRS, commencing with the financial statements issued subsequent to July 31, 2006.

          For transitional purposes, initial implementation of IFRS Standards shall be effected through implementation of the provisions of IFRS 1
          (first-time adoption of IFRS Standards).

          As at the date of the issuance of the financial statements, the
          Supervisor of Banks has not yet issued his instructions pertaining to the manner in which banking institutions have to adopt the Standard, if at all.

                                       35

                               The Industrial Development Bank of Israel Limited

NOTES TO THE CONDENSED FINANCIAL STATEMENTS AS AT SEPTEMBER 30, 2006 (UNAUDITED)
--------------------------------------------------------------------------------

NOTE 4 - DISCLOSURE OF NEW ACCOUNTING STANDARDS IN THE PERIOD PRIOR TO
         IMPLEMENTATION (CONT'D)

     B.   In August 2006, the Israel Accounting Standards Board published
          Accounting Standard No. 27, "Fixed Assets" (hereinafter - "the
          Standard"). The Standard prescribes rules for the presentation, measurement and derecognition of fixed assets and for the disclosure required in respect thereof. The Standard provides, inter alia, that upon the initial recognition of a fixed asset, the entity shall include in the cost of the item all the costs it will incur in respect of a liability to dismantle and remove the item and to restore the site on which it was located. Furthermore, the Standard provides that a group of similar fixed asset items shall be measured at cost net of accumulated depreciation, and less impairment losses, or
          alternatively, at its revalued amount less accumulated depreciation, whereas an increase in the value of the asset to above its initial cost as a result of the revaluation will be directly included in shareholders' equity under a revaluation reserve. Any part of a fixed asset item with a cost that is significant in relation to the total cost of the item shall be depreciated separately, including the costs of significant periodic examinations. The Standard also provides that a fixed asset that was purchased in consideration for another non-monetary item in a transaction having a commercial substance shall be measured at fair value. The Standard shall apply to financial statements for periods beginning on January 1, 2007.

          As at the date of the issuance of the financial statements, the
          Supervisor of Banks has not yet issued his instructions pertaining to the manner in which banking institutions have to adopt the Standard, if at all.

NOTE 5 - EXEMPTION FROM SUPPLEMENTARY ALLOWANCE FOR DOUBTFUL DEBTS IN RESPECT OF
         DEVIATIONS FROM CERTAIN DEBT LIMITS

     As stated in Note 1G of the Bank's financial statements as at December 31,
     2005, as a result of the approval received from the Supervisor of Banks, the financial statements of the Bank do not include a supplementary allowance for doubtful debts in respect of deviations from debt limits of an individual borrower and a borrower group, deviations from debt limits in respect of financing purchases of means of control in corporate entities and in respect of deviations from the limit of sector indebtedness.

     It is noted that if the Supervisor of Banks had not granted the exemption, the Bank would have been required to make a supplementary allowance of significant amounts in respect of these deviations, in the periods in which they were created, which could have had a material impact on its results of operations for such periods. Furthermore, the adjustment of the aforementioned supplementary allowance to the changes that occurred from time to time in the extent of the deviations could have had an effect on the financial results of the Bank in the subsequent reporting periods.

NOTE 6 - CAPITAL ADEQUACY

     On September 30, 2006, the Bank's ratio of capital to risk assets was
     2.29%, compared with the 9% minimum stipulated in Proper Banking Procedures and a negative ratio of (0.74%) as at December 31, 2005.

                                       36

                               The Industrial Development Bank of Israel Limited

NOTES TO THE CONDENSED FINANCIAL STATEMENTS AS AT SEPTEMBER 30, 2006 (UNAUDITED)
--------------------------------------------------------------------------------

NOTE 7 - CESSATION OF DIVIDEND DISTRIBUTION IN RESPECT OF PREFERRED SHARES

     The issued share capital of the Bank includes preference shares of classes
     C, CC, CC1, D, and DD to which the Bank used to pay on a quarterly basis
     25% of the annual preferred dividend of those classes (hereinafter - the
     "quarterly dividend"). In addition, the Bank would pay an annual participating dividend at a rate of 1.5% in respect of C, CC ad CC1 shares.
     The consideration from the issuance of these preferred shares was deposited by the Bank with the Israeli Treasury in perpetual deposits, which will be returned to the Bank only upon liquidation or for the purpose of redeeming the preference D and DD shares (hereinafter - the "perpetual deposits").
     According to the deposit agreements, the interest on the perpetual deposits, at an annual rate of 7.5% (plus differentials of linkage to the dollar), is paid to the Bank on the payment dates of the dividends to the aforementioned preferred shares. The deposit agreements do not expressly stipulate how the interest on the perpetual deposits should be handled during periods in which the Bank is prevented from distributing dividends on these preferred shares, and whether the interest will accrue and be paid when the Bank pays the accrued preferred dividends in arrears or upon liquidation.

     According to the Companies Law - 1999 (the "Companies Law"), a company is entitled to distribute dividends only from its profits (as defined therein), on condition that there is no reasonable fear that such distribution would prevent the company from meeting its existing liabilities and its expected liabilities when they come due (hereinafter -
     the "repayment ability test"). Nevertheless, the court is permitted to approve the distribution of a dividend not from the company's profits, if it is convinced that the company meets the "repayment ability test".
     According to the Directives of Proper Banking Procedures, the Supervisor of
     Banks prohibited distribution of dividends by a banking institution if, among other things, one or more of the last three calendar years ended in a loss, or the aggregate results of the three quarters ending on the last day of the interim period for which the last financial statements were issued reflected a loss.

     The Bank ended the years 2001 through 2003 with a loss, the year 2004 with a profit and the year 2005 with a loss. Commencing with the financial statements for the first quarter of 2002, the Bank had no profits from which it could distribute a dividend under the Companies Law.

     In accordance with the Bank's Articles it can distribute a dividend only out of earnings of the Bank. As from the second quarter of 2002 the Bank does not even have any nominal earnings.

     The last quarterly dividend paid by the Bank in respect of the aforementioned preferred shares was the second quarterly dividend of 2002, and in order to distribute that dividend, the Bank obtained court approval and the approval of the Supervisor of Banks.

     Prior to the publication of the financial statements of the Bank for the third quarter of 2002, the Board of Directors of the Bank decided, at this time, not to distribute a dividend for the third quarter of 2002. The decision was taken upon the advice of legal counsel and taking into consideration, among other things, the following issues:

     o    The results of operations of the third quarter of 2002 and the crisis which affected the Bank during that quarter.

     o    Non-existence of distributable profits under the Companies Law.

     o    The prohibition on distribution of dividends according to the Bank's
          Articles when there are no profits, even in nominal terms.

     o    The prohibition on distribution of dividends according to the directives of Proper Banking Procedures, as long as the Supervisor of
          Banks has not replied to the Bank's request and has not permitted such distribution.

     o    The possibility that the interest on the Bank's perpetual deposits with the Israeli Treasury will continue to accrue to the credit of the
          Bank even if not actually paid, as long as no dividend is distributed.

                                       37

                               The Industrial Development Bank of Israel Limited

NOTES TO THE CONDENSED FINANCIAL STATEMENTS AS AT SEPTEMBER 30, 2006 (UNAUDITED)
--------------------------------------------------------------------------------

NOTE 7 - CESSATION OF DIVIDEND DISTRIBUTION IN RESPECT OF PREFERRED SHARES
         (CONT'D)

     On December 1, 2002, the Bank received the reply of the Supervisor of Banks to its request for the position of the Supervisor on the matter of distributing a dividend in respect of the third quarter of 2002. The
     Supervisor's answer stipulated, among other things, that in the existing circumstances (as detailed in the letter), the Supervisor of the Banks believes that "it is inappropriate to distribute a dividend at this time".
     Nevertheless, the Supervisor of Banks noted that it was still not completely clear as to the legal aspects of various questions connected with the distribution of the dividend and the accrual of the interest on the perpetual deposits, and as to the position of the State of Israel on this issue. The Supervisor of Banks added that a copy of the letter had been sent to the Government Companies Authority and the Accountant General,
     and that following receipt of clarifications from them and from the Bank to the questions which arose, the Supervisor will notify the Bank as to his position.

     In view of the lack of clarity as to the matter of the accrual of interest on the perpetual deposits during the period in which the Bank is prevented from distributing a dividend (the lack of clarity to which also the
     Supervisor of Banks referred to in his letter) and in view of the possible ramifications of this matter on the distribution of the dividends in respect of the preferred shares, the Board of Directors deliberated the matter, taking into consideration a comprehensive legal opinion presented to the Board. The Board reached the conclusion that the interest not paid to the Bank due to the non-distribution of the dividend should accrue to the Bank's credit and, accordingly, in the event of the Bank's liquidation, the interest will be paid to the receiver's fund. In a letter dated January
     22, 2003, the Bank requested from the Ministry of Finance and the
     Government Companies Authority to issue their positions on this matter as soon as possible.

     In its reply dated March 13, 2003, the Ministry of Finance stated (among other things) that the monies paid on the perpetual deposits for purposes of distributing the dividend should be transferred to the Bank solely for purposes of redeeming the aforementioned redeemable preference shares
     (Classes D and DD), or upon liquidation. In order to clarify matters and to avoid doubt, the Bank once again petitioned the Ministry of Finance to confirm that it accepts the position of the Bank's Board of Directors as described above. Despite the reminders that were sent by the Bank on this matter, the requested clarification has still not been obtained. The Bank made further requests on this matter during 2004, but as yet has not received a satisfactory response. The Board of Directors has deliberated the matter of the dividend on the said preferred shares several more times, and after taking into account all of the considerations and circumstances described above has decided to abide by its previous decision and to refrain from distributing any further dividend at this time.

     From the date the Bank stopped paying the dividend on the aforementioned preferred shares, the State has stopped paying to the Bank the interest on its perpetual deposits with the Israeli Treasury.

     The accrued amount of the dividend, at the annual rate of 7.5%, in respect of the aforementioned preferred shares (including a 1.5% participating dividend for C, CC and CC1 shares) that has not been paid since the Bank ceased paying the dividend amounts to NIS 158.5 million. This amount was not recorded in the financial statements and it is equal to the amount of the accrued interest on the perpetual deposits, which was also not recorded in the financial statements.

     The total accrued amount of NIS 158.5 million is comprised as follows: NIS
     98.4 million is in respect of non-participating shares (D and DD) and NIS
     60.1 million is in respect of participating shares (C, CC and CC1). Of this amount, an amount of NIS 8.6 million is in respect of the third quarter of
     2006 and is comprised as follows: NIS 5.8 million in respect of non-participating D and DD shares and NIS 2.8 million in respect of participating C, CC and CC1 shares.

                                       38

                               The Industrial Development Bank of Israel Limited

NOTES TO THE CONDENSED FINANCIAL STATEMENTS AS AT SEPTEMBER 30, 2006 (UNAUDITED)
--------------------------------------------------------------------------------

NOTE 7 - CESSATION OF DIVIDEND DISTRIBUTION IN RESPECT OF PREFERRED SHARES
         (CONT'D)

     On September 28, 2004 various financial entities that hold class C and/or
     CC and/or CC1 shares of the Bank filed with the Tel Aviv District Court an originating motion in which the Court is requested to instruct the Bank to pay to its shareholders a dividend at the rates and dates it was paid until the second quarter of 2002.

     Since in the opinion of the Bank, the matter of the dividend distribution, which is the issue of the aforementioned originating motion, is connected to the question of whether under the circumstances of a non-distribution of dividends, the interest on the perpetual deposits of the Bank with the
     Israeli Treasury is accrued in its favor, and since the answers received so far from the Ministry of Finance were not clear enough and were insufficient, the Bank filed an originating motion with the Court on March
     9, 2005 against the Minister of Finance and the aforementioned financial entities, in which it requested (among other things) a declaratory ruling by which the interest on the perpetual deposits is indeed accrued in favor of the Bank. Following the request of the Bank and the aforementioned financial entities the Court ordered that the hearing on the two originating motions be consolidated. In the reply of the Minister of
     Finance to the originating motions prior to a preliminary hearing that was held on January 12, 2006, the Minister of Finance announced that his position is that the interest on the perpetual deposits does not accrue in favor of the Bank when it does not distribute a dividend, and that even so, in light of the Bank's circumstances, there is no justification for the distribution of a dividend by the Bank.

     See also Note 8 regarding the originating motions on the matter of the cessation of the dividend distribution.

NOTE 8 - LEGAL CLAIMS

     Legal claims, including a request to certify a claim as a class action, were filed against the Bank in the ordinary course of business. Management of the Bank believes, on the basis of legal opinions of external legal counsel representing the Bank in these claims, that with respect to the risks of the claims adequate provisions have been included in the financial statements, when necessary, so as to cover possible losses in respect of those claims.

     Following are details of legal claims against the Bank in which the amounts claimed are material:

     1)   In March 2003, Lehava Underwriters Ltd. (by virtue of it being a shareholder of the Bank) filed a derivative claim with the Tel
          Aviv-Jaffa District Court in the amount of NIS 409.5 million against eleven senior officers of the Bank (current and past) and against the
          Bank itself. The plaintiff claims that the senior officers it sued breached their "duty of care" toward the Bank and were negligent in fulfilling their duty and, as a result, should be required to pay the
          Bank the amount of the claim, as compensation for the damages they inflicted on the Bank. According to the claim, the negligence of the senior officers is reflected in, among other things, the credit that they granted without suitable collateral, problems with the credit-granting policy and the quality and approval procedures thereof, credit risk management and the ongoing handling of the credit. The amount of the suit, in respect of damages incurred as a result of the alleged negligence, reflects the amount of the allowances made by the Bank for doubtful debts in 2002. The Bank notified the insurers with which it has a directors and senior officers liability insurance policy of the filing of the suit. The insurers have notified the Bank that they have certain reservations regarding the insurance coverage of the claim and that they reserve their rights on this matter. The Bank rejects these reservations in their entirety and intends to act in order to fully exercise its rights towards the insurers. The defendants filed a motion to have the suit summarily dismissed on the grounds that the plaintiff should have filed a motion for approval of the claim as a derivative claim. The
          Court accepted the position of the defendants and it ordered the plaintiff to file a motion for the approval of the claim as a derivative claim. Such a motion was submitted on December 7, 2003.
          Representation of the Bank in the proceedings regarding the claim and the motion has been handed over to legal counsel. On May 26, 2005 a hearing was held on the motion. On June 18, 2006, the Court decided to reject the motion to have the claim approved as a derivative claim and ordered the petitioner to pay court costs and legal fees. On September
          18, 2006, the petitioner filed an appeal with the Supreme Court on the decision rejecting the motion to have the claim approved as a derivative claim. In the opinion of the Bank's legal counsel, since the action is a derivative claim, the Bank's exposure in respect thereto is only for expenses (including court fees, expenses of the plaintiff, fee to the attorney of the plaintiff and special compensation to the plaintiff).

                                       39

                               The Industrial Development Bank of Israel Limited

NOTES TO THE CONDENSED FINANCIAL STATEMENTS AS AT SEPTEMBER 30, 2006 (UNAUDITED)
--------------------------------------------------------------------------------

NOTE 8 - LEGAL CLAIMS (CONT'D)

     2)   In October 2002, Mr. Arye Fin (a shareholder of the Bank) filed with the Tel Aviv-Jaffa District Court a legal action against the Bank, against the State of Israel (as controlling shareholder in the Bank), and against 17 former and current officers of the Bank (two of which were removed later from the action), together with a motion to have the suit approved as a class action. The class action was filed in the name of all those who purchased shares of the Bank between December 1,
          2001 and August 22, 2002, and the cause of the action is the alleged breach of the duty to report under the Securities Law - 1968 and the
          Securities Regulations (Periodic and Immediate Reports) - 1970 enacted thereunder (hereinafter - the Securities Regulations). As claimed in the action, during the aforementioned period, a number of
          extraordinary events and/or matters occurred that indicated that the
          Bank was in serious condition, and both these events and matters, and the Bank's very situation mandated that the Bank file an immediate report under the Securities Regulations. Such a report was not filed.
          The estimated damages being claimed in the action is NIS 20 million and, alternatively, NIS 14 million. The Bank notified the insurers with which it has a banking policy and a directors and senior officers liability insurance policy of the filing of the suit.

          The insurers carrying the banking policy notified the Bank that the banking policy does not cover the claim. The Bank was also notified by the insurers carrying the directors and senior officers liability insurance policy that they have certain reservations regarding the validity of the claim's insurance coverage and that they reserve their rights on this matter. The Bank summarily rejects these reservations and intends to act in order to fully exercise its rights towards the insurers. The Bank handed over the care of the suit and the motion to have the suit recognized as a class action to an attorney acting on its behalf. The Court has not yet handed down a ruling on the motion to have the suit approved as a class action. On May 17, 2005, the
          Court accepted the motion of the plaintiff and ordered the disclosure of a number of documents by the Bank. The Bank filed an appeal on the ruling regarding the disclosure of documents, which was denied on
          March 9, 2006. On April 3, 2006 the Bank submitted to the Supreme
          Court a request for leave to appeal the ruling that denied its appeal regarding the disclosure of documents. The Supreme Court decided that the plaintiff is required to submit a reply, and it stayed the disclosure of documents until the hearing on the request of the Bank for leave to appeal.

                                       40

                               The Industrial Development Bank of Israel Limited

NOTES TO THE CONDENSED FINANCIAL STATEMENTS AS AT SEPTEMBER 30, 2006 (UNAUDITED)
--------------------------------------------------------------------------------

NOTE 8 - LEGAL CLAIMS (CONT'D)

     3)   In September 2004, various financial entities that hold class C and/or
          CC and/or CC1 shares of the Bank filed with the Tel Aviv-Jaffa
          District Court an originating motion in which the Court is requested, inter alia, to instruct the Bank to pay to its shareholders a dividend at the rates and dates it was paid until the second quarter of 2002.
          The petitioners contend, inter alia, that according to the Bank's
          Articles of Association, the Bank is required to pay to the holders of its preferred shares an annual dividend at the rate of 7.5%, because this dividend is not actually a dividend but rather a payment made in full by the State of Israel in respect of the perpetual deposits the
          Bank keeps with it, and therefore its distribution is not subject to the distribution conditions provided in the law, and that even if the distribution conditions should be applied, the Bank should still be ordered to distribute the requested dividend, due to the Bank meeting the repayment ability test as the dividend is being fully financed by the State of Israel and not being deducted from the capital of the
          Bank. The Bank handed over the care of the originating motion to attorneys acting on its behalf. Since in the opinion of the Bank, the matter of the dividend distribution, which is the issue of the aforementioned originating motion, is connected to the question of whether under the circumstances of a non-distribution of dividends, the interest on the perpetual deposits of the Bank with the Israeli
          Treasury is accrued in its favor, and since the answers received so far from the Ministry of Finance were not clear enough and were insufficient, the Bank filed an originating motion with the Court on
          March 9, 2005 against the Minister of Finance and the aforementioned financial entities, in which it requested (among other things) a declaratory ruling by which the interest on the perpetual deposits is indeed accrued in favor of the Bank. Following the request of the Bank and the aforementioned financial entities the Court ordered that the hearing on the two originating motions be consolidated. In the reply of the Minister of Finance to the originating motions prior to a preliminary hearing that was held on January 12, 2006, the Minister of
          Finance announced that his position is that the interest on the perpetual deposits does not accrue in favor of the Bank when it does not distribute a dividend, and that even so, in light of the Bank's circumstances, there is no justification for the distribution of a dividend by the Bank. On March 23, 2006 the Court decided that it would at first hear and decide on the matter of the accrual of interest on the perpetual deposits of the Bank with the Israeli
          Treasury, since a decision on this matter will further the deliberation and decision regarding the other pending matters. The parties submitted written arguments on the matter and were supposed to present oral arguments. On November 15, 2006, the Court granted permission for the completion of written arguments that had already been submitted and decided that there was no need for oral arguments.
          In the opinion of the Bank's legal advisors, the Bank will probably not be exposed to any monetary exposure as a result of the originating motion that was filed against it, based on the assumption that if the
          Court accepts the request of the aforementioned financial entities and orders the payment of the dividend, the State will have to pay the
          Bank the amount of the dividend out of the interest on the Bank's perpetual deposits with the Treasury.

     4)   In May 2006, a suit was filed in an amount of NIS 2.5 million, with the Rehovot Magistrates Court, against the Bank, a receiver appointed at the Bank's request for a carpentry workshop, and the party that purchased the workshop from the receiver. According to the claim, the
          Bank consented to allow the plaintiffs, who were the owners of the workshop, to find a purchaser by themselves, but when the purchaser they found learned that the workshop was in receivership, he entered into an agreement with the Bank and the receiver to purchase the workshop for an amount that was lower than the amount that he undertook to pay the plaintiffs. In addition, the plaintiffs claimed that the Bank and the receiver did not insure the building of the workshop and its equipment and, as a result, they must bear the damages that were caused to the building and the equipment as a result of a fire that took place in the workshop. The claim was transferred to an attorney on behalf of the Bank.

                                       41

                               The Industrial Development Bank of Israel Limited

NOTES TO THE CONDENSED FINANCIAL STATEMENTS AS AT SEPTEMBER 30, 2006 (UNAUDITED)
--------------------------------------------------------------------------------

NOTE 8 - LEGAL CLAIMS (CONT'D)

     5)   In October 2005, a company that executes engineering and plumbing work filed a claim with the Tel Aviv-Jaffa District Court in the amount of
          NIS 1.4 million against the Bank, a receiver that was appointed at the request of the Bank to a residential and commercial project that encountered difficulties, and against the owner of the land that at the time had entered into a combination (building services for land transaction) agreement with the entrepreneur that had constructed the project with the financing of the Bank. The plaintiff company executed work on the project at the request of the entrepreneur, which had collapsed and did not repay its debt to the plaintiff company. The claim states that the amount requested reflects the amount the entrepreneur still owes the plaintiff company in respect of the work it executed on the project with the addition of interest and/or linkage differences. The plaintiff company contends that due to principles of closed banking financing and the Bank having granted to the entrepreneur bank financing for construction of the project, the
          Bank should be considered responsible for repayment of the debt.
          Furthermore, it contends that at the time it had entered into the agreement with the entrepreneur, the Bank should have brought to its attention the information the plaintiff contends was in the possession of the Bank regarding the difficult situation of the entrepreneur and the project. The handling of the claim was transferred to the care of an attorney acting on behalf of the Bank. On March 14, 2006 the claim against the receiver was summarily dismissed but it is still pending against the Bank and the owner of the land.

     6)   In June 2004, two former employees of the Bank, who had filled senior positions in the Bank, filed a suit against the Bank with the Tel
          Aviv-Jaffa Labor Court in the total amount (for both of them) of NIS
          2.3 million. The claim is for the payment of certain benefits, which the plaintiffs allege were due to them with regard to their retirement from the Bank in 2002. The suit was filed also against the Ministry of
          Finance Commissioner of Wages and Labor Agreements in respect of the non-approval of these payments. Alternatively the aforementioned plaintiffs claim the salary raises they allege to have forfeited in the past in exchange for the aforementioned benefits. The Bank has transferred the handling of the matter to an attorney acting on its behalf. On June 20, 2005 the aforementioned plaintiffs filed a request for a partial ruling in the amount of NIS 415 thousand, in respect of amounts the payment of which was approved by the Ministry of Finance
          Commissioner of Wages and Labor Agreements without conditioning the approval upon their relinquishing any additional claims. The Bank has filed an objection to the request. The Court has not yet ruled on the request.

     7)   In March 2004, three companies that are customers of the Bank filed a claim with the Tel Aviv-Jaffa District Court for a declaratory ruling and for damages against the Bank, the Bank's Chairman of the Board, the Bank's General Manager and a credit manager of the Bank. The three plaintiffs, against which the Bank is conducting legal proceedings
          (against one of which a ruling was handed down in favor of the Bank and became final in January 2005, and against the other two a permanent receiving order was issued in December 2005 at the request of the Bank on which there is a pending appeal), request from the
          Court to declare, inter alia, that a binding financing agreement had been signed between them and the Bank. The three plaintiffs also claim damages in the amount of NIS 200 million which they claim were caused by the Bank and the other defendants, but for purposes of court fees they are claiming the amount of NIS 1 million while maintaining their right to amend the amount in the future. The Bank has transferred the handling of the matter to an attorney acting on its behalf.

     8)   In January 2004, a counterclaim in the amount of NIS 1,250,000 was filed against the Bank with the Tel Aviv-Jaffa District Court in the framework of a claim the Bank had filed against a company that had constructed a commercial and residential project with the financing of the Bank and against the guarantors for its debt. The plaintiffs in the counterclaim are one of the responding guarantors and a company owned by it, and they contend that the Bank had breached the guarantee contract between it and the counter plaintiff, that the Bank had agreed to changes in the project and to increase the credit to the project without the knowledge of the counter plaintiff and that the
          Bank had also been negligent in the financing it had provided for the project. The counter plaintiffs contend that they incurred various damages as a result of the acts of commission and omission they attribute to the Bank, including the loss of their investment in the company that had constructed the project, and they state that in order to pay less court fees (while reserving their right to amend the amount of the claim) they set their counter claim at the amount of NIS
          1.3 million. The Bank has transferred the handling of the counterclaim to an attorney acting on its behalf.

                                       42

                               The Industrial Development Bank of Israel Limited

NOTES TO THE CONDENSED FINANCIAL STATEMENTS AS AT SEPTEMBER 30, 2006 (UNAUDITED)
--------------------------------------------------------------------------------

NOTE 8 - LEGAL CLAIMS (CONT'D)

     9)   In September 2003 a supplier of fuel products filed a claim in the amount of NIS 6 million with the Tel Aviv-Jaffa District Court against the Bank and two other banks regarding non-payment of the
          consideration for fuel products it had provided to a mutual customer of the three defendant banks. It is alleged that the involvement of the defendant banks in the approval of the business plan and in the approval of the expense and income budget of the aforementioned customer, had created a representation towards the plaintiff on which it had relied at the time of delivery of its products, because it had assumed that the expenses included in the approved plan and/or budgets would be paid by the defendant banks. The Bank has transferred the handling of the matter to an attorney acting on its behalf.

     10)  In August 2000 a suit was filed with the Tel Aviv-Jaffa District Court against one of the Bank's former senior executives and against 24 other defendants by a number of venture capital funds. For purposes of the court fee, the amount of the suit was set at $ 18.7 million, which was later increased to $ 22.5 million. The claim also included relief of receipt of shares in kind. According to the plaintiff's complaint, the suit was filed, among other reasons, in connection with the breach of an investment agreement, whereby the plaintiffs and other investors were allegedly supposed to receive 46.5% of the shares of a company in which the aforementioned senior executive served in the past as a director on behalf of a former grandchild subsidiary of the Bank. The handling of the claim was transferred to an attorney and a defense brief was submitted. During 2005, the insurers carrying the directors and senior officers liability insurance policy notified the Bank that in their opinion the claim does not have insurance coverage, but the
          Bank's legal counsel handling the claim believes that if the said executive has to make any monetary payment in respect of the suit, the payment will be covered by the insurance policy.

     The Bank's exposure in respect of pending claims, whose prospects of success, in the estimation of the Bank's management, based upon legal opinions, are not remote and regarding which a provision was not recorded, amounts to NIS 33 million.

NOTE 9 - FAILURE TO FILE REPORTS IN THE U.S. REGARDING SHARES CONSIDERED TO BE
         "ABANDONED"

     The Bank's Class D and DD preferred shares, as well as some of its Class C and CC preferred shares and its capital notes were issued in the U.S.
     According to the laws of states in the U.S., when certain conditions exist, securities that are unclaimed are considered to be "abandoned" and such shares must be reported annually to the state in which the last known address of the shareholder was located. That state is also entitled to take possession of the security. The issuance of the shares and the capital notes in the U.S. was done many years ago and the ongoing handling of the shares has been entrusted the entire time to an agent in the U.S.
     Information reaching the Bank indicates that no reports were filed in the various states regarding shares that are considered to be "abandoned" under the laws of those states. Failure to file such reports may expose the Bank to monetary sanctions. This issue has many aspects to it which still need to be investigated, including the volume of the securities involved, whether the shares are subject to U.S. law or to Israeli law, and therefore, who is really entitled to them by virtue of their being
     "abandoned", the likelihood that sanctions will be imposed and the possibilities of having them cancelled, and to what extent the Bank bears responsibility for the failure to file reports. The Bank cannot assess, at present, the financial consequences, if any, it bears.

                                       43

                               The Industrial Development Bank of Israel Limited

ANNEX A - PROFIT FROM FINANCING ACTIVITIES BEFORE ALLOWANCE FOR DOUBTFUL DEBTS
--------------------------------------------------------------------------------

REPORTED AMOUNTS

                                                   FOR THE THREE MONTHS ENDED   FOR THE NINE MONTHS ENDED
                                                          SEPTEMBER 30                SEPTEMBER 30
                                                      -------------------         -------------------
                                                      2006           2005         2006           2005
                                                      -----         -----         -----         -----
                                                          (UNAUDITED)                 (UNAUDITED)
                                                      -------------------         -------------------
                                                          NIS MILLIONS               NIS MILLIONS
                                                      -------------------         -------------------

A. INCOME (EXPENSES) IN RESPECT OF ASSETS
   From credit to the public                          (74.4)        173.2         (42.6)        838.0
   From credit to governments                          (0.6)          0.3          (0.4)          1.4
   From deposits with the Bank of Israel                  -             -             -           0.1
   From deposits with banks                            (0.2)          1.3           0.4           7.3
   From debentures                                        -           0.1             -           0.2
                                                      -----        ------         -----        ------

                                                      (75.2)        174.9         (42.6)        847.0
                                                      -----        ------         -----        ------

B. (EXPENSES) INCOME IN RESPECT OF LIABILITIES
   On deposits of the public                           (1.0)         (4.1)         (4.2)        (12.6)
   On deposits of the Government                       82.5        (154.2)         76.7        (773.8)
   On deposits of the Bank of Israel                  (11.8)        (10.0)        (34.7)        (32.2)
   On deposits of banks                                 0.6          (0.1)          0.6           0.1
                                                      -----        ------         -----        ------

                                                       70.3        (168.4)         38.4        (818.5)
                                                      -----        ------         -----        ------

C. IN RESPECT OF DERIVATIVE
   FINANCIAL INSTRUMENTS
   Income (expenses) net in respect of
    ALM derivative instruments (*)                      4.5           2.3           8.9          (1.4)
                                                      -----        ------         -----        ------
                                                        4.5           2.3           8.9          (1.4)
                                                      -----        ------         -----        ------
D. OTHER
   Commissions from
    financing transactions                              3.1           3.2           9.7          10.1
   Other financing income(**)                           3.2           8.2           8.6          17.8
   Other financing expenses                            (2.8)         (2.9)         (8.4)         (8.6)
                                                      -----        ------         -----        ------

                                                        3.5           8.5           9.9          19.3
                                                      -----        ------         -----        ------
Total profit from financing activities before
 allowance for doubtful debts                           3.1          17.3          14.6          46.4
                                                      -----        ------         -----        ------

Including - exchange rate differences, net              0.4           0.7          (5.3)         20.6
                                                      -----        ------         -----        ------

*  Derivative financial instruments which are part of the Bank's asset and liability management system and which were not designated for hedging purposes.

** Including: income from collected
      interest on problematic debts                     2.7           8.0           6.6          14.8
                                                      =====        ======         =====        ======

                                       44

                               The Industrial Development Bank of Israel Limited

ANNEX B - ALLOWANCE FOR DOUBTFUL DEBTS
--------------------------------------------------------------------------------

REPORTED AMOUNTS

                                               FOR THE THREE MONTHS ENDED SEPTEMBER 30 (UNAUDITED)
                                   -------------------------------------------------------------------------
                                                 2006                                     2005
                                   --------------------------------         --------------------------------
                                 SPECIFIC   SUPPLEMENTARY                 SPECIFIC    SUPPLEMENTARY
                               ALLOWANCE (*) ALLOWANCE (**)   TOTAL     ALLOWANCE (*) ALLOWANCE (**)   TOTAL
                                   -----         ----         -----         -----         ----         -----
                               NIS MILLIONS  NIS MILLIONS NIS MILLIONS  NIS MILLIONS  NIS MILLIONS NIS MILLIONS
                                   -----         ----         -----         -----         ----         -----

BALANCE OF ALLOWANCE AT
 THE BEGINNING OF THE
 PERIOD                            689.4         54.7         744.1         710.2         65.7         775.9
                                   -----         ----         -----         -----         ----         -----

Allowance provided
 during the period                   7.4          0.2           7.6          17.8          0.7          18.5
Reduction of allowance              (1.1)        (1.7)         (2.8)            -         (5.4)         (5.4)
Collection of debts written
  off in the past                      -            -             -          (0.2)           -          (0.2)
                                   -----         ----         -----         -----         ----         -----
Amount carried to
 statement of income                 6.3         (1.5)          4.8          17.6         (4.7)         12.9
                                   -----         ----         -----         -----         ----         -----

Debts written off                  (17.2)           -         (17.2)        (13.9)           -         (13.9)
                                   -----         ----         -----         -----         ----         -----

BALANCE OF ALLOWANCE AT
 THE END OF THE PERIOD             678.5         53.2         731.7         714.1         61.0         775.1
                                   =====         ====         =====         =====         ====         =====

Including - balance of
 allowance not deducted
 from credit to public               2.5            -           2.5           0.9            -           0.9
                                   -----         ----         -----         -----         ----         -----

                                               FOR THE NINE MONTHS ENDED SEPTEMBER 30 (UNAUDITED)
                                   -------------------------------------------------------------------------
                                                 2006                                     2005
                                   --------------------------------         --------------------------------
                                 SPECIFIC   SUPPLEMENTARY                 SPECIFIC    SUPPLEMENTARY
                               ALLOWANCE (*) ALLOWANCE (**)   TOTAL     ALLOWANCE (*) ALLOWANCE (**)   TOTAL
                                   -----         ----         -----         -----         ----         -----
                               NIS MILLIONS  NIS MILLIONS NIS MILLIONS  NIS MILLIONS  NIS MILLIONS NIS MILLIONS
                                   -----         ----         -----         -----         ----         -----

BALANCE OF ALLOWANCE AT
 THE BEGINNING OF THE
 PERIOD (AUDITED)                  675.6         57.6         733.2         714.4         69.6         784.0
                                   -----         ----         -----         -----         ----         -----

Allowance provided
 during the period                  33.1            -          33.1          45.6          0.5          46.1
Reduction of allowance              (3.4)        (4.4)         (7.8)         (2.7)        (9.1)        (11.8)
Collection of debts written
  off in the past                   (1.0)           -          (1.0)         (0.2)           -          (0.2)
                                   -----         ----         -----         -----         ----         -----
Amount carried to
 statement of income                28.7         (4.4)         24.3          42.7         (8.6)         34.1
                                   -----         ----         -----         -----         ----         -----

Debts written off                  (26.8)           -         (26.8)        (43.2)           -         (43.2)
                                   -----         ----         -----         -----         ----         -----

BALANCE OF ALLOWANCE AT
 THE END OF THE PERIOD             678.5         53.2         731.7         714.1         61.0         775.1
                                   =====         ====         =====         =====         ====         =====

Including - balance of
 allowance not deducted
 from credit to public               2.5            -           2.5           0.9            -           0.9
                                   -----         ----         -----         -----         ----         -----

(*)  Not including allowance for interest on non-income bearing credit.

(**) Including the general allowance for doubtful debts.

                                       45

                               The Industrial Development Bank of Israel Limited

ANNEX C - ASSETS AND LIABILITIES CLASSIFIED ACCORDING TO LINKAGE BASIS
--------------------------------------------------------------------------------

REPORTED AMOUNTS

                                                                SEPTEMBER 30, 2006 (UNAUDITED)
                                       ------------------------------------------------------------------------------
                                                                   FOREIGN CURRENCY OR LINKED
                                          ISRAELI CURRENCY                 THERETO
                                       ---------------------         --------------------
                                                    LINKED TO          US           OTHER     NON-MONETARY
                                     UNLINKED        THE CPI         DOLLAR       CURRENCIES     ITEMS         TOTAL
                                       -----         -------         -------         ----         ----        -------
                                   NIS MILLIONS   NIS MILLIONS    NIS MILLIONS   NIS MILLIONS NIS MILLIONS  NIS MILLIONS
                                       -----         -------         -------         ----         ----        -------

ASSETS
Cash and deposits
 with banks                             27.6            10.2            12.0          0.2            -           50.0
Securities                                 -             0.7               -            -         49.6           50.3
Credit to the public                   293.6           476.8         5,980.5         23.0            -        6,773.9
Credit to governments                      -             7.4            29.2         10.5            -           47.1
Fixed assets                               -               -               -            -          1.0            1.0
Other assets                             9.0               -               -            -          2.3           11.3
Perpetual deposits with
 the Israeli Treasury                      -           840.2               -            -            -          840.2
                                      ------         -------         -------        -----         ----        -------

Total assets                           330.2         1,335.3         6,021.7         33.7         52.9        7,773.8
                                      ------         -------         -------        -----         ----        -------

LIABILITIES
Deposits of the public                  34.8            36.2             2.9          0.1            -           74.0
Deposits of banks                      821.7               -               -         10.5            -          832.2
Deposits of the Government                 -           331.5         5,938.8            -            -        6,270.3
Perpetual deposit                        0.1               -               -            -            -            0.1
Capital notes                              -               -            24.9            -            -           24.9
Other liabilities                       13.5            38.8             1.6            -          1.1           55.0
Non-participating shares                   -               -           308.7            -            -          308.7
Participating preference shares            -               -           190.8            -            -          190.8
                                      ------         -------         -------        -----         ----        -------

Total liabilities                      870.1           406.5         6,467.7         10.6          1.1        7,756.0
                                      ------         -------         -------        -----         ----        -------

Difference                            (539.9)          928.8          (446.0)        23.1         51.8           17.8

Forward transactions, net              124.1           (64.5)          (34.2)       (25.4)           -              -
                                      ------         -------         -------        -----         ----        -------

Total                                 (415.8)          864.3          (480.2)        (2.3)        51.8           17.8
                                      ======         =======         =======        =====         ====        =======

                                       46

                               The Industrial Development Bank of Israel Limited

ANNEX C - ASSETS AND LIABILITIES CLASSIFIED ACCORDING TO LINKAGE BASIS (CONT'D)
--------------------------------------------------------------------------------

REPORTED AMOUNTS

                                                               SEPTEMBER 30, 2005 (UNAUDITED) *
                                     --------------------------------------------------------------------------------
                                                                   FOREIGN CURRENCY OR LINKED
                                         ISRAELI CURRENCY                    THERETO
                                     -----------------------         -----------------------
                                                    LINKED TO          US             OTHER     NON-MONETARY
                                     UNLINKED        THE CPI         DOLLAR        CURRENCIES      ITEMS       TOTAL
                                     -------         -------         -------         -------      -------     -------
                                  NIS MILLIONS    NIS MILLIONS    NIS MILLIONS     NIS MILLIONS NIS MILLIONS NIS MILLIONS
                                     -------         -------         -------         -------      -------     -------

ASSETS
Cash and deposits
 with banks                             40.7            16.3            22.2             0.5            -        79.7
Securities                               0.7             2.5               -               -         60.4        63.6
Credit to the public                   471.6           613.1         6,661.7            73.7            -     7,820.1
Credit to governments                      -            10.8            36.7            15.5            -        63.0
Fixed assets                               -               -               -               -          1.2         1.2
Other assets                             7.5               -               -               -          3.6        11.1
Perpetual deposits with
 the Israeli Treasury                      -           821.7               -               -            -       821.7
                                     -------         -------         -------         -------      -------     -------

Total assets                           520.5         1,464.4         6,720.6            89.7         65.2     8,860.4
                                     -------         -------         -------         -------      -------     -------

LIABILITIES
Deposits of the public                 134.4            96.4            22.1             2.4            -       255.3
Deposits of banks                    1,057.7               -               -            15.5            -     1,073.2
Deposits of the Government                 -           352.6         6,571.2               -            -     6,923.8
Perpetual deposit                        0.1               -               -               -            -         0.1
Capital notes                              -               -            27.3               -            -        27.3
Other liabilities                       15.2            37.0             2.6               -          2.2        57.0
Non-participating shares                   -               -           329.9               -            -       329.9
                                     -------         -------         -------         -------      -------     -------

Total liabilities                    1,207.4           486.0         6,953.1            17.9          2.2     8,666.6
                                     -------         -------         -------         -------      -------     -------

Difference                            (686.9)          978.4          (232.5)           71.8         63.0       193.8

Forward transactions, net              160.2           (25.0)          (58.6)          (76.6)           -           -
                                     -------         -------         -------         -------      -------     -------

In-the-money options, net (in
terms of the base asset)                 5.8               -            (5.8)              -            -           -
                                     -------         -------         -------         -------      -------     -------

Total                                 (520.9)          953.4          (296.9)           (4.8)        63.0       193.8
                                     =======         =======         =======         =======      =======     =======
In-the-money options, net
(discounted par value)                  14.3               -           (14.3)              -            -           -
                                     =======         =======         =======         =======      =======     =======

* Reclassified.

                                       47

                               The Industrial Development Bank of Israel Limited

ANNEX C - ASSETS AND LIABILITIES CLASSIFIED ACCORDING TO LINKAGE BASIS (CONT'D)
--------------------------------------------------------------------------------

REPORTED AMOUNTS

                                                                DECEMBER 31, 2005 (AUDITED)*
                                  --------------------------------------------------------------------------------
                                                                 FOREIGN CURRENCY OR LINKED
                                     ISRAELI CURRENCY                     THERETO
                                  -----------------------         -----------------------
                                                 LINKED TO          US            OTHER     NON-MONETARY
                                  UNLINKED        THE CPI         DOLLAR        CURRENCIES      ITEMS       TOTAL
                                  -------         -------         -------         -------      -------     -------
                                NIS MILLIONS   NIS MILLIONS    NIS MILLIONS    NIS MILLIONS NIS MILLIONS NIS MILLIONS
                                  -------         -------         -------         -------      -------     -------

ASSETS
Cash and deposits
 with banks                          37.5            16.7            17.9             0.8            -        72.9
Securities                              -             2.6               -               -         60.6        63.2
Credit to the public                400.2           616.3         6,597.1            67.1            -     7,680.7
Credit to governments                   -            10.2            33.7            15.1            -        59.0
Fixed assets                            -               -               -               -          1.2         1.2
Other assets                         13.1               -               -               -          2.5        15.6
Perpetual deposits with
 the Israeli Treasury                   -           828.2               -               -            -       828.2
                                  -------         -------         -------         -------      -------     -------

Total assets                        450.8         1,474.0         6,648.7            83.0         64.3     8,720.8
                                  -------         -------         -------         -------      -------     -------

LIABILITIES
Deposits of the public               87.8            78.6            11.5             0.3            -       178.2
Deposits of banks                 1,033.7               -               -            15.1            -     1,048.8
Deposits of the Government              -           356.4         6,526.6               -            -     6,883.0
Perpetual deposit                     0.1               -               -               -            -         0.1
Capital notes                           -               -            26.9               -            -        26.9
Other liabilities                    15.1            37.7             1.8               -          1.8        56.4
Non-participating shares                -               -           330.3               -            -       330.3
                                  -------         -------         -------         -------      -------     -------

Total liabilities                 1,136.7           472.7         6,897.1            15.4          1.8     8,523.7
                                  -------         -------         -------         -------      -------     -------

Difference                         (685.9)        1,001.3          (248.4)           67.6         62.5       197.1

Forward transactions, net           177.9           (44.9)          (59.7)          (73.3)           -           -
In-the-money options, net             2.9               -            (2.9)              -            -           -
                                  -------         -------         -------         -------      -------     -------

Total                              (505.1)          956.4          (311.0)           (5.7)        62.5       197.1
                                  =======         =======         =======         =======      =======     =======

In-the-money options, net
 (discounted par value)              14.5               -           (14.5)              -            -           -
                                  =======         =======         =======         =======      =======     =======

* Reclassified

                                       48